                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of May, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                 Finance & Accounting Division

May 1, 2003

--------------------------------------------------------------------------------

[LOGO] RICOH

                                  FLASH REPORT

                            Year ended March 31, 2003
         (Results for the Period from April 1, 2002 to March 31, 2003)
                        Three months ended March 31, 2003
        (Results for the Period from January 1, 2003 to March 31, 2003)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Year ended March 31, 2003, 2002 and 2004 (Forecast)

                                                                                                           (Billions of yen)
---------------------------------------------------------------------------------------------  -------------------------------
                                                      Year ended      Year ended                     Year ended
                                                    March 31, 2003  March 31, 2002                 March 31, 2004
                                                      (Results)       (Results)       Change         (Forecast)       Change
---------------------------------------------------------------------------------------------  -------------------------------
   Domestic sales                                         896.0          902.6          -0.7%            912.0          1.8%
   Overseas sales                                         842.3          769.6           9.4%            893.0          6.0%
Net sales                                               1,738.3        1,672.3           3.9%          1,805.0          3.8%
Gross profit                                              745.3          699.9           6.5%            786.0          5.5%
Operating income                                          133.6          129.6           3.1%            147.0         10.0%
Income before income taxes                                123.4          113.9           8.4%            137.0         11.0%
Net income                                                 72.5           61.6          17.7%             79.0          8.9%
--------------------------------------------------------------------------------------------   ----------------------------

Exchange rate (Yen/US$)                                  121.96         125.10         -3.14            120.00        -1.96
Exchange rate (Yen/EURO)                                 121.00         110.60         10.40            120.00        -1.00
--------------------------------------------------------------------------------------------   ----------------------------

Net income per share (yen)                                99.79          88.27         11.52            106.38         6.59
Net income per share-diluted (yen)                        96.81          82.46         14.35                 -            -
--------------------------------------------------------------------------------------------   ----------------------------

Return on equity (%)                                       11.2           10.4           0.8                 -            -
Income before income taxes on total assets (%)              6.6            6.4           0.2                 -            -
Income before income taxes on net sales (%)                 7.1            6.8           0.3               7.6          0.5
--------------------------------------------------------------------------------------------   ----------------------------

Total assets                                            1,884.9        1,832.9          51.9                 -            -
Shareholders' equity                                      657.5          633.0          24.4                 -            -
Interest-bearing debt                                     484.6          561.4         -76.7                 -            -
--------------------------------------------------------------------------------------------   ----------------------------

Equity ratio (%)                                           34.9           34.5           0.4                 -            -
--------------------------------------------------------------------------------------------   ----------------------------

Shareholder's equity per share (yen)                     885.41         870.63         14.78                 -            -
--------------------------------------------------------------------------------------------   ----------------------------

Cash flows from operating activities                      185.7          105.1          80.6                 -            -
Cash flows from investing activities                      -98.1          -81.4         -16.7                 -            -
Cash flows from financing activities                      -67.1           36.2        -103.3                 -            -
Cash and cash equivalents at end of period                189.2          170.1          19.0                 -            -
--------------------------------------------------------------------------------------------   ----------------------------

Capital expenditures                                       73.9           75.6          -1.7              75.0          1.0
Depreciation for tangible fixed assets                     69.5           73.7          -4.2              70.0          0.4
R&D expenditures                                           83.5           80.7           2.7              85.0          1.4
--------------------------------------------------------------------------------------------   ----------------------------

Number of employees (Japan) (thousand people)              39.5           40.0          -0.5                 -            -
Number of employees (Overseas) (thousand people)           35.1           34.2           0.9                 -            -
--------------------------------------------------------------------------------------------   ----------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2004 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) Three months ended March 31, 2003 and 2002

                                                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                   Three months ended        Three months ended           Change
                                                     March 31, 2003            March 31, 2002
---------------------------------------------------------------------------------------------------------------------
 Domestic sales                                                    236.2                    238.1               -0.8%
 Overseas sales                                                    224.5                    212.7                5.5%
Net sales                                                          460.7                    450.9                2.2%
Gross profit                                                       199.7                    184.4                8.3%
Operating income                                                    38.9                     40.0               -2.8%
Income before income taxes                                          37.8                     35.5                6.3%
Net income                                                          21.1                     18.3               15.7%
---------------------------------------------------------------------------------------------------------------------

Exchange rate (Yen/US$)                                           119.04                   132.50              -13.46
Exchange rate (Yen/EURO)                                          127.63                   116.21               11.42
---------------------------------------------------------------------------------------------------------------------

Net income per share (yen)                                         29.17                    25.89                3.28
Net income per share-diluted (yen)                                 28.39                    24.22                4.17
---------------------------------------------------------------------------------------------------------------------

Return on equity (%)                                                 3.2                      3.0                 0.2
Income before income taxes on total assets (%)                       2.0                      2.0                 0.0
Income before income taxes on net sales (%)                          8.2                      7.9                 0.3
---------------------------------------------------------------------------------------------------------------------

Capital expenditures                                                18.8                     19.0                -0.1
Depreciation for tangible fixed assets                              18.1                     20.3                -2.2
R&D expenditures                                                    22.4                     22.1                 0.2
---------------------------------------------------------------------------------------------------------------------

(3) Three months ended June 30, 2003 (Forecast) and 2002

                                                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                   Three months ended        Three months ended
                                                     June 30, 2003             June 30, 2002              Change
                                                       (Forecast)                (Results)
---------------------------------------------------------------------------------------------------------------------

 Domestic sales                                                    228.5                    224.8                 1.6%
 Overseas sales                                                    213.5                    203.4                 5.0%
Net sales                                                          442.0                    428.2                 3.2%
Gross profit                                                       194.5                    186.4                 4.3%
Operating income                                                    37.0                     35.9                 3.0%
Income before income taxes                                          34.5                     32.2                 6.9%
Net income                                                          20.0                     19.5                 2.5%
---------------------------------------------------------------------------------------------------------------------

Exchange rate (Yen/US$)                                           120.00                   127.01               -7.01
Exchange rate (Yen/EURO)                                          120.00                   116.56                3.44
---------------------------------------------------------------------------------------------------------------------

Capital expenditures                                                17.5                     17.6                -0.1
Depreciation for tangible fixed assets                              17.0                     16.9                 0.0
R&D expenditures                                                    20.0                     18.4                 1.5
---------------------------------------------------------------------------------------------------------------------

(4) Half year ended September 30, 2003 (Forecast) and 2002

                                                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                    Half year ended           Half year ended
                                                   September 30, 2003        September 30, 2002           Change
                                                       (Forecast)                (Results)
---------------------------------------------------------------------------------------------------------------------
 Domestic sales                                                    459.0                    449.5                 2.1%
 Overseas sales                                                    436.0                    407.2                 7.1%
Net sales                                                          895.0                    856.8                 4.5%
Gross profit                                                       385.5                    360.6                 6.9%
Operating income                                                    70.0                     61.3                14.1%
Income before income taxes                                          66.0                     55.6                18.5%
Net income                                                          37.0                     33.5                10.4%
---------------------------------------------------------------------------------------------------------------------

Exchange rate (Yen/US$)                                           120.00                   123.08               -3.08
Exchange rate (Yen/EURO)                                          120.00                   116.95                3.05
---------------------------------------------------------------------------------------------------------------------

Capital expenditures                                                37.5                     38.4                -0.9
Depreciation for tangible fixed assets                              34.0                     33.8                 0.1
R&D expenditures                                                    41.0                     40.2                 0.7
---------------------------------------------------------------------------------------------------------------------

                                      INDEX

                                                                            Page

Ricoh Company, Ltd. and Consolidated Subsidiaries
     . Performance Outline                                                     1
     . Ricoh Company, Ltd. and Consolidated Subsidiaries -Flash Report         4
     . Group Position                                                          5
     . Policies                                                                6
     . Performance                                                             9
     . Consolidated Performance
        1. Consolidated Statements of Income                                  17
        2. Consolidated Sales by Category                                     18
        3. Consolidated Balance Sheets                                        20
        4. Retained Earnings                                                  20
        5. Consolidated Statements of Cash Flow                               21
        6. Segment Information                                                22
        7. Significant Accounting Policies (Consolidated)                     26
        8. Notes to Consolidated Financial Statements                         27
Appendix A
        1. Consolidated Quarterly Performance Outline                         A1
        2. Consolidated Sales by Product Category                             A2
        3. Forecast of Consolidated Sales by Product Category                 A4
Appendix B
          Schedules                                                           A5

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED. YEAR ENDED MARCH 31, 2003)

DATE OF APPROVAL FOR THE FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2003, AT THE BOARD OF DIRECTORS' MEETING: MAY 1, 2003

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2002 TO MARCH 31, 2003
(1) Operating Results                                         (Millions of Yen)
-------------------------------------------------------------------------------
                                                   Year ended      Year ended
                                                 March 31, 2003  March 31, 2002
-------------------------------------------------------------------------------
Net sales                                           1,738,358         1,672,340
  (% change from the previous fiscal year)                3.9               8.7
Operating income                                      133,654           129,695
  (% change from the previous fiscal year)                3.1              23.4
Income before income taxes                            123,470           113,950
  (% change from the previous fiscal year)                8.4              16.6
Net income                                             72,513            61,614
  (% change from the previous fiscal year)               17.7              15.8
Net income per share-basic (Yen)                        99.79             88.27
Net income per share-diluted (Yen)                      96.81             82.46
Return on equity (%)                                     11.2              10.4
Income before income taxes on total assets (%)            6.6               6.4
Income before income taxes on net sales (%)               7.1               6.8
-------------------------------------------------------------------------------
Notes:
i. Equity in income of affiliates: (Yen) 2,403 million (Yen) 1,891 million in previous fiscal year)
ii. Some changes in accounting method have been made.
iii. Average number of shares outstanding (consolidated): 726,659,698 shares; 698,025,167 shares (previous previous fiscal year)
iv. Percentage changes in net sales, operating income, income before income taxes, and net income based on the previous fiscal year.
v. Net income per share is calculated as required by SFAS No. 128.

(2) Financial Position                                         (Millions of Yen)
--------------------------------------------------------------------------------
                                             March 31, 2003       March 31, 2002
--------------------------------------------------------------------------------
Total assets                                      1,884,922            1,832,928
Shareholders' equity                                657,514              633,020
Equity ratio (%)                                       34.9                 34.5
Equity per share (Yen)                               885.41               870.63
--------------------------------------------------------------------------------
Note: Number of shares outstanding as of March 31, 2003: 742,608,635 shares (727,086,738 shares as of March 31, 2002)

(3) Cash Flow                                                  (Millions of Yen)
--------------------------------------------------------------------------------
                                                  Year ended        Year ended
                                                March 31, 2003    March 31, 2002
--------------------------------------------------------------------------------
Cash flows from operating activities                   185,742           105,138
Cash flows from investing activities                   -98,199           -81,421
Cash flows from financing activities                   -67,143            36,235
Cash and cash equivalents at end of period             189,243           170,172
--------------------------------------------------------------------------------

(4) Items relating to the scale of consolidation and the application of the equity method:
Number of consolidated subsidiaries: 334; nonconsolidated subsidiaries: 37; affiliated companies: 24

(5) Changes in accounting method, etc.:
Consolidated subsidiaries: 13 additions; 10 removals
Companies accounted for by the equity method: 4 additions; 16 removals

Notes:
Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2003 TO MARCH 31, 2004  (Millions of Yen)
---------------------------------------------------------------------------------------
                                                Half year ended            Year ended
                                              September 30, 2003         March 31, 2004
---------------------------------------------------------------------------------------
Net sales                                                895,000              1,805,000
Operating income                                          70,000                147,000
Income before income taxes                                66,000                137,000
Net income                                                37,000                 79,000
---------------------------------------------------------------------------------------

Note: Net income per share (Consolidated) 106.38 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2004. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

GROUP POSITION

The Ricoh Group comprises 371 subsidiaries and 24 affiliates.
Their development, manufacturing, sales, and service activities center on office equipment business and other businesses (optical equipments, semiconductors and measuring equipments).
Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

(Office Equipment Business)
In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:
Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, digital duplicators, optical disks. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as useware including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production
     Japan... Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno
              Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., and Ricoh Keiki Co., Ltd.
     The Americas... Ricoh Electronics, Inc.
     Europe... Ricoh UK Products Ltd., Ricoh Industrie France S.A.
     Other regions... Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh
                      Facsimile Co., Ltd., and Sindo Ricoh Co., Ltd.

Sales and Service
     Japan... Ricoh Tohoku Co., Ltd., Ricoh Chubu Co., Ltd., Ricoh Kansai Co.,
              Ltd., Ricoh Chugoku Co., Ltd., Ricoh Kyushu Co., Ltd., Tokyo
              Ricoh Co., Ltd., Osaka Ricoh Co., Ltd. and 43 other sales companies nationwide, Ricoh Technosystems Co., Ltd., NBS Ricoh Co., Ltd., Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.
     The Americas... Ricoh Corporation, Savin Corporation, and Lanier Worldwide,
                     Inc.
     Europe... Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd.,
               Ricoh France S.A., Ricoh Espana S.A., Ricoh Italia S.p.A., and NRG Group PLC
     Other regions... Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia
                      Pacific Pte, Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

(Other Businesses)
Manufacturing and marketing optical equipment, semiconductors and measuring equipment, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Production
     Japan... Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation Overseas... Taiwan Ricoh Co., Ltd.

Sales
     Ricoh Corporation, NRG Group PLC

Other
     Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., and Coca-Cola West Japan Co., Ltd. (affiliated company)


(Chart of Business System)
The chart of group position is omitted.

POLICIES

(1) Basic Management
The Ricoh Group's vision is to be a winner in the 21st century. Under that banner, we aim to continue to provide high reliability and build new value so that we can contribute to productivity improvement and knowledge creation for individuals working anytime, anywhere, providing high reliability and new value creation.
Our proactive approach covers not only products and services for traditional office setups but also customers working at any time and place in a broadband environment.

Our three-year 14th medium-term management plan, which ends in March 2005, has five basic objectives:
i. Realize a "vital and motivated culture"
ii. Strengthen technologies to become the World No.1 product manufacturing company
iii. Build "Customer-Friendly" and "Environmentally-Friendly" company
iv. Strengthen each business unit and revolutionize group business structures
v. Strengthen management constitution for competitive advantage

(2) Medium-Term Management Strategies
We are meeting the challenges of digital networking in our core competence of office equipment. We have accordingly endeavored since our 13th medium-term management plan to not only manufacture such equipment as copiers and printers but also overhaul our operational structure so we can help our customers improve or enhance productivity through our offerings.

In the years ahead, demand should continue to rise for productivity enhancement. At the same time, further advances in digital networking will generate greater reliance on color-based documents and expand the amount of information, making it increasingly critical for customers to more efficiently manage their TDV (Total Document Volume) from copiers and printers.

Our 14th medium-term management plan thus focuses on building total document volume (which includes increasing added value per page) and thereby broadening our revenues and earnings base. Our basic strategy has three goals:
i. Replacing monochrome products with color models
Provide a full lineup of compact color machines at prices comparable to those of monochrome models, thus securing new markets by meeting new demand for color.
ii. Expanding sales of high-speed models
Attract more customers through fast machines providing competitive advantages in terms of purchase price, maintenance charges, and reliability.
iii. Deploy printing solutions
Suggest ways for customers to optimize the total output costs of their copiers and printers, thus expanding equipment sales and building total document volume.

Following are Ricoh's major basic strategic achievements in fiscal 2003.

In terms of replacing monochrome products with color models, the Company continued to win top marks in Japan and abroad for its IPSiO Color 8000 series (Aficio AP 3800C overseas) of fast color laser printers, which deliver color performance at monochrome speed and price. During the term, we released the Imagio Neo C240/C320 series of multifunctional printers (MFPs) for regular offices, which helped expand our share of the domestic color copier market. We also started selling this series overseas as the Aficio 1224C/1232C.

In high-speed models, the imagio MF105Pro (Aficio 1050 overseas) digital copier was very well received domestically and abroad for its affordable pricing maintenance fees and reliability. This machine attracted more customers seeking high-volume copying and output.

We continued to make progress in printing solutions. In the European and U.S. markets in particular, we drew on a global service and support structure that optimizes total printing costs for copiers and printers to steadily increase the number of major accounts worldwide.

During the term, we established Ricoh China Co., Ltd., as a holding company to broaden our operations in the highly promising Chinese market. Ricoh has already achieved impressive results to date in China, and the new subsidiary is strategically expanding our business by integrating sales, production, and development.

Ricoh is striving to bolster its technological capabilities so it can become the world No. 1 product manufacturing company, providing the most competitive products and services. Specific focuses include technologies to develop next-generation, high-speed color imaging equipment and designing and developing hardware and software that allow users to freely and simply connect and operate various office machines. We are also pursuing the creation of environmentally friendly offerings. In the year under review, we set up four research centers within the Research and Development Division to support the development of basic technologies, including one specializing in photonics and another concentrating on environmental technologies. We also established operations within the Software Research and Development Division.

During the term, we decided to make Tohoku Ricoh Co., Ltd., a wholly owned subsidiary. This was in line with our goal of reinforcing Group development and design capabilities to ensure an integrated strategic approach while delivering cost-competitive offerings.

(3) Basic Stance and Policies on Corporate Governance
In driving to boost competitiveness, Ricoh is committed to management transparency based on its corporate philosophy and ethics.
We have taken the following steps to maintain good corporate governance:

i. Management organization and other corporate governance structures related to decision-making, execution, and auditing
.. Adopting an auditor system
.. Introducing an executive officer system, transferring authority to divisions to clarify their roles
.. Maintaining a board of 13 directors, including two external officials, to handle major decisions on Group management
.. Strengthening auditing of individual divisions and establishing The group Management Committee to formulate and implement optimal strategies for the entire Group
.. Maintaining legally required auditing through four auditors, including two external ones, and instituting independent internal auditing through the auditing office
.. Having accounts auditors conduct assessments at appropriate times

[Chart of Ricoh's corporate governance system]
The chart of Ricoh's corporate governance system is omitted.

ii. Conflicts of interest among external directors and auditors
None
iii. Corporate governance initiatives implemented in past year
Ricoh established a Corporate Social Responsibility Office to help the Company serve communities even better.

(4) Challenges
Economic prospects remain unclear in the United States, which drives the global economy. At the same time, the Japanese equity markets remain in the doldrums, and we estimate that the global economy will continue to suffer low growth. On top of that, competition is very intense in the color and digital networking fields.

The Ricoh Group's prime priorities in continuing to achieve growth in such a tough operating environment are to create new customer value while further improving management efficiency, thereby bolstering corporate competitiveness.

It is critical for us to become the world No. 1 product manufacturing company so we can identify new needs and provide superior value. To that end, we will redouble efforts to provide new value through out customer satisfaction-oriented management while solidifying our technological clout so we can deliver new value through our products and services.

In building and providing such value, Ricoh aims to meet its goals of being people-friendly and environmentally-friendly. In other words, we are pursuing ease of use so customers can take full advantage of products and services that are becoming increasingly complex as digital networking progresses. We are also endeavoring to reinforce our environmental management as part of our mission without compromising profitability.

We are making steady progress in streamlining efficiency through process reforms in all Group fields as part of a drive to improve capital efficiency and earnings. In addition, we aim to slash costs and thereby raise price competitiveness, thus realizing a low-cost management structure that can provide high efficiency in deflationary environments.

It is also most important management challenge to prevent the sorts of scandals that have occurred in Japan and abroad recently that have shaken community trust.

The Group is addressing this issue in line with its commitment to its responsibilities as a member of society, striving to serve the interests of its customers and other stakeholders while strengthening its management organization.

(5) Dividend Policy
Ricoh endeavors to ensure stable dividends by improving profitability while increasing retained earnings to reinforce its corporate structure and cultivate new businesses. Ricoh uses those retained earnings to strengthen core businesses and invest in new fields from medium- and long-term perspectives.

(6) Thinking and Policies on Reducing Minimal Investment Lots
Ricoh plans to keep close tabs on investment patterns and its shareholder composition, and will consider taking steps to alter the minimum lot requirement if need be. Ricoh believes that reducing the minimum number of shares required to invest in Ricoh could help attract a broader range of investors to the equity markets while enhancing the liquidity of its shares. However, many investors already trade in Ricoh's shares, so management has concluded that there is no immediate need to reduce the minimum investment lot.

PERFORMANCE
*Overview

In fiscal 2003, ended March 31, 2003, consolidated net sales increased 3.9%, to
(Yen)1,738.3 billion. This was the ninth consecutive revenue growth. The average exchange rates prevailing during the term were (Yen)121.96 to the dollar (up
(Yen)3.14) and (Yen)121.00 to the euro (down (Yen)10.40). The sales increase would have been 2.7% without the impact of foreign exchange.

Domestic sales were down 0.7%, to (Yen)896.0 billion. On the positive side sales increased for printing systems such as MFPs (multifunctional printers) and laser printers. Sales were also favorable for useware, document management, and other areas of the solutions business. In contrast, sales of standalone analog equipment fell amid the shift toward MFPs, while sales were off for personal computer and servers due primarily to the sluggish domestic information technology demand. Sales declined for measuring equipment as a result of slow demand cycle. Domestic sales accounted for 51.5% of net sales, down 2.5 percentage points.

Overseas sales increased 9.4%, to (Yen)842.3 billion. Sales were steady despite an economic slowdown in the United States and the turmoil in the Middle East. The Company continued to perform well in Europe, where the economic environment stabilized, and in other areas. In terms of sales by product lines, sales of core digital equipment increased solidly, while sales of strategic focused printing systems increased significantly in Europe and the United States. Optical disc and semiconductors operations enjoyed favorable sales. Without the foreign exchange effect, overseas sales would have gained 6.8%. These sales represented 48.5% of net sales, up 2.5 percentage points.

Gross profit increased 6.5%, to (Yen)745.3 billion. In both Japan and abroad, sales were up for high-margin, high-value-added products, notably MFPs and laser printers. The Company contributed to reduce costs continuously, while operations were affected by the yen's depreciation against the euro. The Company incurred additional costs owing to cover quality problems on some metering equipment.

Selling, general and administrative expenses increased 7.3%, to (Yen)611.6 billion, reflecting strategic spending on research and development and on basic systems development.

As other cost and expense item, the company increased accrued expenses due to the introduction of a total compensation system for social insurance premiums. The Company has valued long-lived assets appropriately, adapting the expected present value current value approach of future cash flow.

As a result of the above factors, operating income increased 3.1%, to (Yen)133.6 billion.

Interest and dividend income decreased due primarily to sluggish financial markets. On the other hand, foreign exchange losses reduced, while the Company constrained interest-bearing debt by reinforcing cash management systems in Japan, the United States, and Europe. Ricoh has valued its holding marketable securities appropriately in accordance with generally accepted accounting principle. As the result, income before income taxes, minority interests and equity in earnings of affiliates increased 8.4%, to (Yen)123.4 billion.

The Company remesured its deferred tax assets and liabilities in response to the introduction of a corporate enterprise tax system and other change in tax laws. Ricoh posted losses on minority holdings in measuring equipment affiliates. The profit impact from the transfer of the substitutioned portion of Employees' Pension Fund to the Japanese Government will be recognized when the autual transfer could be made later in this year.

Net income surged 17.7% for the year, to (Yen)72.5 billion, the 11th consecutive increased and the ninth consecutive record high.

In terms of the business segment, operating income increased due primarily to increase in sales of high-margin, high-value-added products and export increase to overseas. In other businesses, Ricoh posted a decline in its measuring equipment business due to spending to cover quality problems, while a recovery in revenues and earnings from semiconductor operations. In terms of the geographic segment, operating income decreased in Japan due to increase of overseas production under its policy of optimally locating manufacturing operations closer to customer markets and domestic sales decrease. However net sales and operating income increased internationally as sales expanded for digital equipment and networkable systems and strategy of locating production mentioned above.

Year-end cash dividends per share are proposed (Yen)7.00 per share. Combined with interim dividends of the same amount, total dividends for fiscal 2003 will be (Yen)14.00.

[Graph 1] Consolidated performance

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1.

*Consolidated Sales by Product Line

Office Equipment (sales up 2.4%, to (Yen)1,520.5 billion)

To support customers more efficiently manage their TDV(total document volume), the Ricoh Group offers its solution proposal for these customers optimize their total printing costs. To realize this business target, the Ricoh is progressing digitalization, networking, colorlization and high speeding, shifting away from standalone analog equipments. As a result of these efforts, Ricoh greatly expanded sales of printing systems such as MFPs and laser printers, while increasing revenues from useware, software, and other solutions businesses. In Japan, sales of personal computer and servers declined due primarily to poor economic conditions and sluggish information technology demand. Overseas sales increased, particularly in Europe and other regions. Demand was slow in the United States due primarily to the economic slowdown and the turmoil in the Middle East, while the yen's rise against the dollar also affected operations. Nonetheless, the Company performed solidly as a result of its strengthened sales networks in the United States. Sales of office equipment thus advanced 2.4%, to
(Yen)1,520.5 billion.

     Imaging Solutions (sales down 8.0%, to (Yen)859.7 billion)

     In the digital imaging systems, the Company strengthened its lineup with new offering in digital plain-paper copier (PPC) lineup, which covers from the low-end model such as Imagio MF 1340/1540 series (Aficio 1013/1015 overseas) to the high-speed model such as Imagio MF 105 Pro (Aficio 1050 overseas). Domestically, sales of digital imaging systems decreased due to the depressed economy and the shift toward printing systems. Overseas, sales of fax machines and other decreased, although digital PPC sales increased in Europe and other regions. As a result of these factors, overall sales of digital imaging systems decreased 4.2%.

     In other imaging systems, sales fell 16.8%, reflecting the trend away from analog type equipments to digital type equipment and MFPs.

     In the imaging solutions field, its sales increased 8.0%, to (Yen)859.7 billion, reflecting Ricoh's strategies. Imaging solutions accounted for 49.5% of consolidated net sales, down 6.3 %.

     Networking Input/Output Systems (sales up 34.6%, to (Yen)463.3 billion)

     In the printing systems, Ricoh released high speed, more networkable and color offerings and further expanded sales of printing equipments to meet customer needs. In MFPs, the sales of the Imagio Neo 750/600 series (Aficio 1075/1060 overseas), the Imagio Neo 105 Pro (Aficio 1050 overseas) contributed to the sales growth. In laser printers, the IPSiO Color 6000/7100 (in Japan) and AP 3800C (in overseas) increased its sales volume. Overall sales of printing systems thus increased 36.6%.

     Sales of other input/output systems increased 21.2%. Although up a year earlier, domestic sales of CD-R/RW decreased due to a shift toward new standard DVD. In contrast, sales of DVD in the United States and CD-R/RW shipments to other regions increased favorably. As a result of above, sales in networking input/ output systems increased 34.6%, to (Yen)463.3 billion. Networking input/output systems accounted for 26.7% of net sales, up 6.1 %.

     Network System Solutions (sales down 4.6%, to (Yen)197.4 billion)

     Ricoh has strengthened its solution business, such as useware, document management and software. These areas allow the Company to help customers optimize their total printing costs. Sales in Japan and overseas increased well. In contrast, sales of personal computers and servers continued to decline in Japan, reflecting sluggish information technology spending.

     Other Businesses (sales up 16.5%, to (Yen)217.7 billion)

     Sales in other business increased 16.5%, to (Yen)217.7 billion. This improvement reflected a recovery in the domestic semiconductor business, as well as solid results in Europe and other regions. On top of that, the Company enjoyed steady gains in leasing and other operations. In contrast, sales decreased for measuring equipments due to stagnant demand cycle.

     [Graph 2] Consolidated sales by product line
     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2.

     * Consolidated Sales by Geographic Area

     Japan (sales down 0.7%, to (Yen)896.0 billion)

     Although the domestic economy remains very unfavorable, Ricoh responded to the customer needs, by pursuing product and sales strategies of products, which led to gains in sales of printing systems such as MFPs and printers. In the solutions business, which encompasses useware and document management, the Company's proposals for improving customers' total cost performance were well received, leading to higher sales in this area. At the same time, sales of standalone analog equipments fell amid the shift toward MFPs and color models, while personal computers and servers sales also decreased. In other businesses, sales of measuring equipments decreased due to poor demand cycle, although demand in semiconductor operations began to recover. As the results, sales in Japan decreased 0.7%, to (Yen)896.6 billion. Domestic operations accounted for 51.5% of net sales, down 2.5 percentage points.

     The Americas (sales up 0.6%, to (Yen)343.9 billion)

     Ricoh further broadened and reinforced its sales network, especially in North America, against a background of a slower U.S. economy, the turmoil in the Middle East and severe competition. The Company stepped up sales of new printing systems that matched a customer demand shift away from analog offerings toward networked digital PPCs and color models, and strove to expand sales to major accounts. Sales were solid for new standards DVD. Sales in the Americas increased 0.6%, to (Yen)343.9 billion. After factoring out the yen's appreciation against the dollar, it gained 3.2%.

     Europe (sales up 13.9%, to (Yen)354.4 billion)

     With European economies remaining relatively stable, sales of digital PPCs and printing systems increased. Ricoh strengthened its sales network continuously reinforced its brand clout. These efforts helped the Company to maintain its top share of the European market for copiers and MFPs. The yen's depreciation against the euro also contributed to higher sales. As the results, sales in Europe increased 13.9%, to (Yen)354.4 billion.

     Others (sales up 23.4%, to (Yen)143.9 billion)

     In China and other Asian markets, a full-fledged shift in business equipment to digital networked and color models led to an increase in sales of digital PPCs and printing systems. Demand for optical discs also continued to improve, while semiconductor sales remained solid. Sales in Others increased 23.4%, to (Yen)143.9 billion. During the term, Ricoh established a new regional headquarter in Shanghai to reinforce its operations in the promising Chinese market. Ricoh aims to further integrate its production, sales, and services while focusing even more on customer needs to strengthen its revenues and earnings in China.

     [Graph 3] Consolidated sales by geographic area
     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3.

*Segment Information

BUSINESS SEGMENT

Office Equipment

In core imaging solutions and printing systems, Ricoh released low-end through fast models with high value added offerings that manage everything from document input / to output to document sharing and administration. Sales thus increased steadily. The laser printers also increased its sale in Japan and abroad, particularly for color models. Sales of useware, software, and other solutions business areas increased match to customer needs. Optical disc sales were favorable, particularly in the Americas and other areas. As the results, sales of business equipment therefore advanced 2.4%, to (Yen) 1,520.5 billion.

Ricoh spent strategic expenditures to research and development and basic systems development. On the other hand, increase in sales of high-value-added products, ongoing cost reductions in production and administrative areas, and the yen's depreciation were favorably effected to the profitability. Operating income 5.2%, to (Yen) 190.7 billion, the operating margin rose 0.3 percentage point, to 12.5%.

Capital expenditures decreased from the previous fiscal year, despite higher spending on new production lines and investment on research and development.

Total assets decreased due primarily to the decrease in tangible fixed assets, collection of account receivables and inventories reduction.

OTHER BUSINESSES

In the semiconductor business, the Company enjoyed a recovery in domestic demand and buoyant sales overseas. Leasing and other businesses performed steadily. As a result, sales of other businesses increased 15.6%, to (Yen) 220.5 billion. At the same time, Ricoh posted operating losses of (Yen) 2.2 billion, mainly to cover extraordinary expenses in the metering equipment business.

                                                                                      (Billions of yen)
      -------------------------------------------------------------------------------------------------

                                                 Year ended          Year ended            Change
                                               March 31, 2003      March 31, 2002
      -------------------------------------------------------------------------------------------------
       Office Equipment:
        Net sales                                     1,520.5             1,485.3             2.4%
        Operating income                                190.7               181.3             5.2%
            Operating income on sales(%)                 12.5                12.2             0.3%
        Identifiable assets                           1,198.7             1,219.7            -1.7%
        Capital expenditures                             65.7                68.5            -4.1%
        Depreciation and Amortization                    60.6                64.4            -5.8%
      -------------------------------------------------------------------------------------------------
       Other Businesses:
        Net sales                                       220.5               190.8            15.6%
        Operating income                                 -2.2                 3.3               -
            Operating income on sales(%)                 -1.0                 1.8            -2.8%
        Identifiable assets                             176.2               185.1            -4.8%
        Capital expenditures                              7.2                 5.6            28.0%
        Depreciation and Amortization                     6.9                 7.4            -7.1%
      -------------------------------------------------------------------------------------------------

Geographic Segment

Japan

In the office equipment business, sales increased for printing systems in Japan, where the Company is pursuing an aggressive marketing strategy. Useware and other solutions businesses also did well. These factors and higher exports and the yen's depreciation increased Japan segment sales 2.1%, to (Yen) 1,274.9 billion. Ricoh shifted toward high-value-added products, pursued cost improvement strategies, and maintained its policy of optimally locating manufacturing operations closer to customer markets. These endeavors failed to offset the impact of extraordinary expenses for the metering business, with operating income declining 18.9%, to (Yen) 86.1 billion.

The Americas

Ricoh's existing sales channels continued to perform well despite a slower U.S. economy, the turmoil in the Middle East, and intensifying competition. The Company expanded sales of printing systems and strengthened sales approaches to major accounts. In MFPs and color laser printers, sales increased, centered on new offerings. On the other hand, the yen rose against the dollar causing sales in the Americas decreased 2.1%, to (Yen) 339.5 billion. Operating income increased 25.3%, to (Yen) 14.3 billion, on the strength of cost-cutting.

Europe

All operations in Europe were able to increase sales in all regional markets, centered on PPCs and printing systems, allowing Ricoh to maintain its top share of the European copier and MFPs market. European sales increased 13.6%, to
(Yen) 355.9 billion. Operating income increased 49.8%, to (Yen) 18.2 billion, reflecting higher production nearer customers and the yen's depreciation against the euro.

Others

The demand shift to digital, networkable, and color business equipment has been strong in China and elsewhere in Asia and Oceania, while the Company maintained high production rates along with demand increase to the world. Segment sales thus increased 15.6%, to (Yen) 169.8 billion. Operating income increased 41.0%, to (Yen) 9.9 billion, reflecting higher sales and production. To help expand operations in the promising Chinese market, the newly established regional headquarter will focus on integrating manufacturing, sales, and services, to support strategic growth.

[Graph 4] Geographic segment information
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 4.

*Financial Position

(1) ) Assets, Liabilities, and Shareholders' Equity at Year-End

                                                                         (Billions of yen)
        ----------------------------------------------------------------------------------
                                   March 31, 2003     March 31, 2002          Change
        ----------------------------------------------------------------------------------
        Total Assets                      1,884.9            1,832.9            51.9
        Shareholders' Equity                657.5              633.0            24.4
        Equity Ratio                         34.9%              34.5%            0.4%
        ----------------------------------------------------------------------------------

In Assets, cash and time deposits increased (Yen) 17.6 billion, to (Yen) 200.3 billion, in line with marketable securities repayment / maturity. Trade receivables decreased (Yen) 24.4 billion, to (Yen) 417.9 billion, reflecting increased collections in Japan and the United States. Inventories reduced (Yen)
16.1 billion, to (Yen) 146.0 billion, due to the impact of supply chain management and other initiatives. Fixed assets decreased (Yen) 10.6 billion, to
(Yen) 248.7 billion, as the Company kept capital expenditures at less than depreciation. Finance receivables increased (Yen) 28.4 billion, to (Yen) 476.2 billion, mainly in Japan, while other investments increased (Yen) 75.3 billion, to (Yen) 337.3 billion, reflecting purchases of marketable securities and an increase in deferred income taxes. As the results, total assets increased (Yen)
51.9 billion from the last fiscal year end, at (Yen) 1,884.9 billion.

In Liabilities, trade payables increased (Yen) 3.0 billion from a year earlier, at (Yen) 280.7 billion. Interest-bearing debt decreased (Yen) 76.7 billion, to
(Yen) 484.6 billion, due to redemptions and conversions of convertible bonds and efforts to reduce borrowings. Other current liabilities increased (Yen) 9.5 billion, to (Yen) 169.0 billion, while retirement benefit obligations increased
(Yen) 89.4 billion, to (Yen) 209.0 billion. As the results, total liabilities increased (Yen) 25.2 billion, to (Yen) 1,174.1 billion.

In Shareholder's equity, common stock and additional paid-in capital increased
(Yen) 14.9 billion, to (Yen) 135.3 billion and (Yen) 186.5 billion, respectively, as a result of convertible bond conversions. Retained earnings increased (Yen) 49.0 billion, to (Yen) 434.7 billion. Accumulated other comprehensive income declined (Yen) 50.3 billion, due primarily to pension liability adjustments. Total shareholders' equity increased (Yen) 24.4 billion, to (Yen) 657.5 billion.

(2) Cash Flows                                                                                (Billions of yen)
      --------------------------------------------------------------------------------------------------------
                                                         Year ended          Year ended           Change
                                                       March 31, 2003      March 31, 2002
      --------------------------------------------------------------------------------------------------------
       Cash flows from operating activities                   185.7               105.1                   80.6
       Cash flows from investing activities                   -98.1               -81.4                  -16.7
       Cash flows from financing activities                   -67.1                36.2                 -103.3
       Cash and Cash Equivalents at End of Period             189.2               170.1                   19.0
      --------------------------------------------------------------------------------------------------------

Net cash provided by operating activities increased (Yen) 80.6 billion, to (Yen)
185.7 billion. This reflected higher net income and depreciation and amortization, as well as decreases in trade receivables and inventories, which offset a rise in finance receivables.

Net cash used in investing activities increased (Yen) 16.7 billion, to (Yen)
98.1 billion. This was due to capital expenditures spending for new production lines and increased fund investments.

As a result of the above factors, free cash flow generated by operating and investing activities increased (Yen) 63.8 billion, to (Yen) 87.5 billion.

Although net cash provided by financing activities was (Yen) 36.2 billion in the previous fiscal year, net cash used in such activities was (Yen) 67.1 billion in this fiscal year. This reflected a shift from short-term to long-term borrowings and reductions in interest-bearing debt to harness Group funds more efficiently. Outlays included dividend payments of (Yen) 10.1 billion and expenses of (Yen)
17.2 billion to secure treasury stock.

As a result of these factors, cash and cash equivalents at the close of the term increased (Yen) 19.0 billion from a year earlier, to (Yen) 189.2 billion.

At the start of the year, Ricoh included short-term investment securities, which are always available-for-sale, such as money management funds, in cash equivalents. The effects of this change were as follows:

                                                                                 (Billions of yen)
        -------------------------------------------------------------------------------------------
        Cash and cash equivalents at term-end               March 31, 2003         March 31, 2002
        -------------------------------------------------------------------------------------------

        Under previous accounting policy                             108.1                  142.5
        Under new accounting policy                                  189.2                  170.1
        -------------------------------------------------------------------------------------------
        Change                                                        81.1                   27.6

  (3) Cash Flow Indices

     -------------------------------------------------------------------------------------------------------------------------------
                                                    Year ended        Year ended      Year ended       Year ended      Year ended
                                                  March 31, 1999    March 31, 2000  March 31, 2001   March 31, 2002  March 31, 2003
     -------------------------------------------------------------------------------------------------------------------------------
     Shareholders' equity / Total assets                    29.9%             35.1%           32.7%            34.5%           34.9%
     Market capitalization / Total assets                   52.5%             98.7%           92.2%            95.6%           73.0%
     Interest bearing debt / Operating cash flow             6.1               3.8             5.2              5.3             2.6
     Operating cash flow / Interest expense                  9.2              13.3            13.2             12.8            27.1
     -------------------------------------------------------------------------------------------------------------------------------

     Notes:
     i. All indices are calculated based on consolidated data.

     ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.

     iii. Operating cash flow is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

*Expectations

* Economic projections and Ricoh Group's strategies for fiscal 2004
There are increasing concerns about the outlook for fiscal 2004 because of the depressed domestic equity market, high unemployment, and the uncertain income environment. In management's view, it will take time for the Japanese economy to recover from its structural deflation. Conditions should remain difficult because of the possibility that the U.S. economy may stagnate, the aftereffects of the war in Iraq, and the impact on the global economy if severe acute respiratory syndrome (SARS) spreads.

Under this situation, the Ricoh Group has centered its 14th medium-term term management plan, started in April 2002, on expanding its profit base by expanding total document volume. The basic strategy entails:
.. Responding to greater demand for color documents among office users
.. Expanding sales of high-speed machines
.. Deploying printing solutions

The crucial challenges for our customers will be to improve work flow and enhance productivity by better managing total document volumes. We will support such efforts by continuing to formulate proposals to optimize customer's total printing costs and offer products and services that meet more sophisticated needs for color and faster office document production. In addition, we plan to expand operations by integrating production, sales, and service through a management base in the highly promising Chinese market, to complement similar organizations Japan, the United States, and Europe.

Ricoh will pursue efficiencies through process reform in each business domain to ensure sustainable earnings growth and cash flows, as part of which it is working on a low-cost management structure that can withstand deflationary environments by further reinforcing price competitiveness.

Our performance forecasts for fiscal 2004 are as follows:

Exchange Rate Assumptions for the full year ended March 31, 2004
US$ 1  = (Yen) 120.00 ((Yen) 121.96 in previous fiscal year)
EURO 1 = (Yen) 120.00 ((Yen) 121.00 in previous fiscal year)

                                                                   (Billions of yen)
----------------------------------------------------------------------------------------------
                                 Year ended         Year ended
                               March 31, 2004     March 31, 2003       Change
                                 (Forecast)
----------------------------------------------------------------------------------------------
  Domestic sales                         912.0              896.0           1.8%
  Overseas sales                         893.0              842.3           6.0%
Net sales                              1,805.0            1,738.3           3.8%  (*1)
Gross profit                             786.0              745.3           5.5%
Operating income                         147.0              133.6          10.0%
Income before income taxes               137.0              123.4          11.0%
Net income                                79.0               72.5           8.9%  (*2)
----------------------------------------------------------------------------------------------

Notes:
*1...Net sales would be tenth consecutive year of growth.
*2...Net income would be twelfth consecutive year of growth and tenth consecutive year of record high.

* Ricoh bases the forecast estimates for March 31, 2004 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME
(Three months ended March 31, 2003 and 2002)                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended     Three months ended
                                                        March 31, 2003         March 31, 2002          Change                %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       460,798                450,922              9,876              2.2
Cost of sales                                                   261,031                266,503             -5,472             -2.1
  Percentage of net sales (%)                                      56.6                   59.1
Gross Profit                                                    199,767                184,419             15,348              8.3
  Percentage of net sales (%)                                      43.4                   40.9
Selling, general and administrative expenses                    160,835                144,357             16,478             11.4
  Percentage of net sales (%)                                      35.0                   32.0
Operating income                                                 38,932                 40,062             -1,130             -2.8
  Percentage of net sales (%)                                       8.4                    8.9
Other (income) expense
 Interest and dividend income                                     1,134                    698                436             62.5
  Percentage of net sales (%)                                       0.2                    0.2
 Interest expense                                                 1,525                  1,670               -145             -8.7
  Percentage of net sales (%)                                       0.3                    0.4
 Other, net                                                         731                  3,536             -2,805            -79.3
  Percentage of net sales (%)                                       0.1                    0.8
Income before income taxes,
 equity income and minority interests                            37,810                 35,554              2,256              6.3
  Percentage of net sales (%)                                       8.2                    7.9
Provision for income taxes                                       15,235                 16,659             -1,424             -8.5
  Percentage of net sales (%)                                       3.3                    3.7
Minority interests in earnings of subsidiaries                    1,724                    931                793             85.2
  Percentage of net sales (%)                                       0.4                    0.2
Equity in earnings of affiliates                                    336                    351                -15             -4.3
  Percentage of net sales (%)                                       0.1                    0.1
Net income                                                       21,187                 18,315              2,872             15.7
  Percentage of net sales (%)                                       4.6                    4.1
------------------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                      US$ 1                                (Yen) 119.04           (Yen) 132.50
                      EURO 1                               (Yen) 127.63           (Yen) 116.21

(Full year ended March 31, 2003 and 2002)                                                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                         Year ended             Year ended
                                                       March 31, 2003         March 31, 2002           Change                %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     1,738,358              1,672,340             66,018              3.9
Cost of sales                                                   993,009                972,394             20,615              2.1
  Percentage of net sales (%)                                      57.1                   58.1
Gross Profit                                                    745,349                699,946             45,403              6.5
  Percentage of net sales (%)                                      42.9                   41.9
Selling, general and administrative expenses                    611,695                570,251             41,444              7.3
  Percentage of net sales (%)                                      35.2                   34.1
Operating income                                                133,654                129,695              3,959              3.1
  Percentage of net sales (%)                                       7.7                    7.8
Other (income) expense
 Interest and dividend income                                     3,772                  4,753               -981            -20.6
  Percentage of net sales (%)                                       0.2                    0.3
 Interest expense                                                 6,853                  8,233             -1,380            -16.8
  Percentage of net sales (%)                                       0.4                    0.5
 Other, net                                                       7,103                 12,265             -5,162            -42.1
  Percentage of net sales (%)                                       0.4                    0.8
Income before income taxes,
 equity income and minority interests                           123,470                113,950              9,520              8.4
  Percentage of net sales (%)                                       7.1                    6.8
Provision for income taxes                                       51,984                 51,147                837              1.6
  Percentage of net sales (%)                                       3.0                    3.0
Minority interests in earnings of subsidiaries                    1,376                  3,080             -1,704            -55.3
  Percentage of net sales (%)                                       0.0                    0.2
Equity in earnings of affiliates                                  2,403                  1,891                512             27.1
  Percentage of net sales (%)                                       0.1                    0.1
Net income                                                       72,513                 61,614             10,899             17.7
  Percentage of net sales (%)                                       4.2                    3.7
------------------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                      US$ 1                                (Yen) 121.96           (Yen) 125.10
                      EURO 1                               (Yen) 121.00           (Yen) 110.60

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY
(Three months ended March 31, 2003 and 2002)                                                                (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                    Three months ended      Three months ended
                                                      March 31, 2003          March 31, 2002            Change             %
------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                                   166,111                 180,519             -14,408           -8.0
     Percentage of net sales (%)                               36.0                    40.0
  Other Imaging Systems                                      54,917                  66,107             -11,190          -16.9
     Percentage of net sales (%)                               12.0                    14.7
Total Imaging Solutions                                     221,028                 246,626             -25,598          -10.4
     Percentage of net sales (%)                               48.0                    54.7
------------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
  Printing Systems                                          116,450                  80,228              36,222           45.1
     Percentage of net sales (%)                               25.3                    17.8
  Other Input/Output Systems                                 10,565                  12,484              -1,919          -15.4
     Percentage of net sales (%)                                2.3                     2.7
Total Networking input/output systems                       127,015                  92,712              34,303           37.0
     Percentage of net sales (%)                               27.6                    20.5
------------------------------------------------------------------------------------------------------------------------------
Network system solutions                                     57,357                  58,958              -1,601           -2.7
     Percentage of net sales (%)                               12.4                    13.1
------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                      405,400                 398,296               7,104            1.8
     Percentage of net sales (%)                               88.0                    88.3
------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                             55,398                  52,626               2,772            5.3
     Percentage of net sales (%)                               12.0                    11.7
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                                 460,798                 450,922               9,876            2.2
     Percentage of net sales (%)                              100.0                   100.0
------------------------------------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                         US$ 1                         (Yen) 119.04            (Yen) 132.50
                        EURO 1                         (Yen) 127.63            (Yen) 116.21

(Full year ended March 31, 2003 and 2002)                                                                   (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                        Year ended              Year ended
                                                      March 31, 2003          March 31, 2002            Change             %
------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                                   626,967                 654,425             -27,458           -4.2
     Percentage of net sales (%)                               36.1                    39.1
  Other Imaging Systems                                     232,746                 279,755             -47,009          -16.8
     Percentage of net sales (%)                               13.4                    16.7
Total Imaging Solutions                                     859,713                 934,180             -74,467           -8.0
     Percentage of net sales (%)                               49.5                    55.8
------------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
  Printing Systems                                          408,830                 299,231             109,599           36.6
     Percentage of net sales (%)                               23.5                    17.9
  Other Input/Output Systems                                 54,549                  45,016               9,533           21.2
     Percentage of net sales (%)                                3.2                     2.7
Total Networking input/output systems                       463,379                 344,247             119,132           34.6
     Percentage of net sales (%)                               26.7                    20.6
------------------------------------------------------------------------------------------------------------------------------
Network system solutions                                    197,482                 206,962              -9,480           -4.6
     Percentage of net sales (%)                               11.3                    12.4
------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                    1,520,574               1,485,389              35,185            2.4
     Percentage of net sales (%)                               87.5                    88.8
------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                            217,784                 186,951              30,833           16.5
     Percentage of net sales (%)                               12.5                    11.2
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                               1,738,358               1,672,340              66,018            3.9
     Percentage of net sales (%)                              100.0                   100.0
------------------------------------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                         US$ 1                         (Yen) 121.96            (Yen) 125.10
                        EURO 1                         (Yen) 121.00            (Yen) 110.60

Each category includes the following product line:
Digital Imaging Systems                               Digital PPCs, color PPCs,
                                                      digital duplicators and
                                                      facsimile machines
Other Imaging Systems                                 Analog PPCs, diazo
                                                      copiers, and thermal paper
Printing Systems                                      MFPs(multifunctional
                                                      printers), laser printers
                                                      and software
Other Input/Output Systems                            Optical discs and system
                                                      scanners
Network System Solutions                              Personal computers, PC
                                                      servers, network systems
                                                      and network related
                                                      software
Other Businesses                                      Optical equipments,
                                                      measuring equipments and
                                                      semiconductors

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2003 and 2002)                                       (Millions of yen)
---------------------------------------------------------------------------------------------------
                                                Three months     Three months
                                                    ended           ended
                                               March 31, 2003   March 31, 2002     Change       %
---------------------------------------------------------------------------------------------------
(Domestic)                                             236,250         238,144     -1,894      -0.8
  Percentage of net sales (%)                             51.3            52.8
(Overseas)                                             224,548         212,778     11,770       5.5
  Percentage of net sales (%)                             48.7            47.2
   The Americas                                         89,330          96,506     -7,176      -7.4
    Percentage of net sales (%)                           19.4            21.4
   Europe                                               99,927          85,328     14,599      17.1
    Percentage of net sales (%)                           21.7            18.9
   Other                                                35,291          30,944      4,347      14.0
    Percentage of net sales (%)                            7.6             6.9
Grand Total                                            460,798         450,922      9,876       2.2
  Percentage of net sales (%)                            100.0           100.0
---------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                         US$ 1                     (Yen)119.04     (Yen)132.50
                        EURO 1                     (Yen)127.63     (Yen)116.21

(Full year ended March 31, 2003 and 2002)                                          (Millions of yen)
---------------------------------------------------------------------------------------------------
                                                 Year ended       Year ended
                                               March 31, 2003   March 31, 2002     Change       %
---------------------------------------------------------------------------------------------------
(Domestic)                                             896,022         902,655     -6,633      -0.7
  Percentage of net sales (%)                             51.5            54.0
(Overseas)                                             842,336         769,685     72,651       9.4
  Percentage of net sales (%)                             48.5            46.0
   The Americas                                        343,940         341,747      2,193       0.6
    Percentage of net sales (%)                           19.8            20.4
   Europe                                              354,477         311,312     43,165      13.9
    Percentage of net sales (%)                           20.4            18.6
   Other                                               143,919         116,626     27,293      23.4
    Percentage of net sales (%)                            8.3             7.0
Grand Total                                          1,738,358       1,672,340     66,018       3.9
  Percentage of net sales (%)                            100.0           100.0
---------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                         US$ 1                     (Yen)121.96     (Yen)125.10
                        EURO 1                     (Yen)121.00     (Yen)110.60

3. CONSOLIDATED BALANCE SHEETS
March 31, 2003 and March 31, 2002

Assets                                                                                                            (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                               March 31, 2003    March 31, 2002           Change
----------------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                          200,330            182,650               17,680
   Trade receivables                                                               417,942            442,399              -24,457
   Marketable securities                                                               107             22,935              -22,828
   Inventories                                                                     146,051            162,176              -16,125
   Other current assets                                                             58,083             53,508                4,575
Total Current Assets                                                               822,513            863,668              -41,155
Fixed Assets
   Tangible fixed assets                                                           248,752            259,380              -10,628
   Finance receivable                                                              476,293            447,829               28,464
   Other Investments                                                               337,364            262,051               75,313
Total Fixed Assets                                                               1,062,409            969,260               93,149
----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                     1,884,922          1,832,928               51,994
----------------------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents (*)                                                   189,243            170,172
   Time deposits                                                                    11,087             12,478
*...Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Results for prior years are restated. (See 7.
Significant Accounting Policies (Consolidated) (6))
Liabilities and Shareholders' Investment                                                                          (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                               March 31, 2003    March 31, 2002           Change
----------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                                  280,798            277,753                3,045
   Short-term borrowings                                                           138,713            228,408              -89,695
   Other current liabilities                                                       169,072            159,540                9,532
Total Current Liabilities                                                          588,583            665,701              -77,118
Fixed Liabilities
   Long-term indebtedness                                                          345,902            332,995               12,907
   Retirement benefit obligation                                                   209,011            119,572               89,439
   Other fixed liabilities                                                          30,653             30,592                   61
Total Fixed Liabilities                                                            585,566            483,159              102,407
----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                1,174,149          1,148,860               25,289
----------------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                   53,259             51,048                2,211
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                                    135,364            120,461               14,903
   Additional paid-in capital                                                      186,521            171,628               14,893
   Retained earnings                                                               434,748            385,741               49,007
   Accumulated other comprehensive income (loss)                                   -94,733            -44,376              -50,357
   Treasury stock                                                                   -4,386               -434               -3,952
Total Shareholders' Investment                                                     657,514            633,020               24,494
----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                                   1,884,922          1,832,928               51,994
----------------------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities                     8,582             10,566               -1,984
   Pension liability adjustments                                                   -89,119            -39,710              -49,409
   Net unrealized gains (losses) on derivative instruments                            -178               -207                   29
   Cumulative translation adjustments                                              -14,018            -15,025                1,007

               Reference: Exchange rate         March 31, 2003    March 31, 2002
                        US$ 1                     (Yen)120.20       (Yen)133.25
                       EURO 1                     (Yen)129.83       (Yen)116.14

4. RETAINED EARNINGS

For the year ended March 31, 2003 and year ended March 31, 2002                                                   (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Year ended           Year ended
                                                                                               March 31, 2003       March 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
Retained earnings (beginning balance)                                                                 385,741              332,447
Net income                                                                                             72,513               61,614
Cash dividends                                                                                         10,178                8,320
Retirement of treasury stock                                                                           13,328                    -
Retained earnings (ending balance)                                                                    434,748              385,741
----------------------------------------------------------------------------------------------------------------------------------

5. CONSOLIDATED STATEMENTS OF CASH FLOW
(Full year ended March 31, 2003 and 2002)                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                             Year ended         Year ended
                                                                           March 31, 2003     March 31, 2002
-------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   1. Net income                                                                   72,513              61,614
   2. Adjustments to reconcile net income to net cash
       provided by operating activities--
        Depreciation and amortization                                              76,551              73,782
        Equity in earnings of affiliates, net of dividends received                -1,167              -1,260
        Deferred income taxes                                                      -9,289              -1,218
        Loss on disposal and sales of tangible fixed assets                         1,975               1,665
        Changes in assets and liabilities--
        Decrease (increase) in trade receivables                                   22,176             -20,006
        Decrease in inventories                                                    14,983              21,194
        Increase in finance receivables                                           -33,109             -13,620
        Increase (decrease) in trade payables                                       5,632             -19,535
        Increase (decrease) in accrued income taxes and
        accrued expenses and other                                                 11,173             -13,592
        Retirement benefit obligation, net                                          7,806               8,374
Other, net                                                                         16,498               7,740
-------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                       185,742             105,138
-------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   1. Proceeds from sales of plant and equipment                                      245                 756
   2. Expenditures for tangible fixed assets                                      -71,984             -75,231
   3. Payments for purchases of available-for-sale securities                     -52,219             -10,025
   4. Proceeds from sales of available-for-sale securities                         24,513              24,568
   5. (Increase) decrease in investments in and advances to affiliates               -448                   5
   6. Decrease (increase) in time deposits                                            944                -477
   7. Other, net                                                                      750             -21,017
-------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                           -98,199             -81,421
-------------------------------------------------------------------------------------------------------------
III.  Cash Flows from Financing Activities:
   1. Proceeds from long-term indebtedness                                         58,194              71,075
   2. Repayment of long-term indebtedness                                         -23,133             -79,640
   3. Decrease in short-term borrowings, net                                      -73,393             -39,414
   4. Proceeds from issuance of long-term debt securities                          11,000             103,500
   5. Repayment of long-term debt securities                                      -11,723             -10,000
   6. Cash dividends paid                                                         -10,176              -8,322
   7. Purchase of treasury stocks                                                 -17,281              -1,054
   8. Other, net                                                                     -631                  90
-------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                             -67,143              36,235
-------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                   -1,329               2,474
-------------------------------------------------------------------------------------------------------------
V. Net Increase in Cash and Cash Equivalents                                       19,071              62,426
-------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                170,172             107,746
-------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                   189,243             170,172
-------------------------------------------------------------------------------------------------------------

Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Results for prior years are restated. (See 7. Significant Accounting Policies (Consolidated) (6))

6. SEGMENT INFORMATION
(1) Industry Segment Information

(Three months ended March 31, 2003 and 2002)                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                           Three months ended    Three months ended
                                                             March 31, 2003        March 31, 2002       Change      %
-----------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                          405,400               398,296        7,104    1.8
      Intersegment                                                          -                     -            -      -
      Total                                                           405,400               398,296        7,104    1.8
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                  352,578               343,831        8,747    2.5
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                                     52,822                54,465       -1,643   -3.0
      Operating income on office equipment sales(%)                      13.0                  13.7
-----------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                           55,398                52,626        2,772    5.3
      Intersegment                                                        606                   827         -221  -26.7
      Total                                                            56,004                53,453        2,551    4.8
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                   56,300                51,385        4,915    9.6
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                                       -296                 2,068       -2,364      -
      Operating income on sales in other businesses (%)                  -0.5                   3.9
-----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                       -606                  -827          221      -
      Total                                                              -606                  -827          221      -
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                       -573                  -830          257      -
      Corporate                                                        13,561                16,474       -2,913      -
      Total                                                            12,988                15,644       -2,656      -
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                                    -13,594               -16,471        2,877      -
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                          460,798               450,922        9,876    2.2
      Intersegment                                                          -                     -            0      -
      Total                                                           460,798               450,922        9,876    2.2
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                  421,866               410,860       11,006    2.7
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                                     38,932                40,062       -1,130   -2.8
      Operating income on consolidated net sales(%)                       8.4                   8.9
-----------------------------------------------------------------------------------------------------------------------


Identifiable assets:                                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                               March 31, 2003        March 31, 2002     Change      %
-----------------------------------------------------------------------------------------------------------------------
      Office Equipment                                              1,198,706             1,219,723      -21,017   -1.7
      Other Businesses                                                176,296               185,158       -8,862   -4.8
      Elimination                                                      -6,908                -6,991           83   -1.2
      Corporate assets                                                516,828               435,038       81,790   18.8
-----------------------------------------------------------------------------------------------------------------------
Total                                                               1,884,922             1,832,928       51,994    2.8
-----------------------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                           Three months ended    Three months ended
                                                             March 31, 2003        March 31, 2002       Change      %
-----------------------------------------------------------------------------------------------------------------------
      Office Equipment                                                 15,845                18,212       -2,367  -13.0
      Other Businesses                                                  2,913                   589        2,324  394.6
      Corporate                                                            52                   203         -151  -74.4
-----------------------------------------------------------------------------------------------------------------------
Total                                                                  18,810                19,004         -194   -1.0
-----------------------------------------------------------------------------------------------------------------------

Depreciation and Amortization:                                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                           Three months ended    Three months ended
                                                             March 31, 2003        March 31, 2002       Change      %
-----------------------------------------------------------------------------------------------------------------------
      Office Equipment                                                 15,389                17,736       -2,347  -13.2
      Other Businesses                                                  2,262                 2,016          246   12.2
      Corporate                                                           452                   634         -182  -28.7
-----------------------------------------------------------------------------------------------------------------------
Total                                                                  18,103                20,386       -2,283  -11.2
-----------------------------------------------------------------------------------------------------------------------

(Full year ended March 31, 2003 and 2002)                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                         Year ended         Year ended
                                                       March 31, 2003     March 31, 2002      Change           %
-------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
    Unaffiliated customers                                    1,520,574          1,485,389      35,185         2.4
    Intersegment                                                      -                  -           -           -
    Total                                                     1,520,574          1,485,389      35,185         2.4
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                          1,329,776          1,304,079      25,697         2.0
-------------------------------------------------------------------------------------------------------------------
  Operating income                                              190,798            181,310       9,488         5.2
        Operating income on office equipment sales(%)              12.5               12.2
-------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
    Unaffiliated customers                                      217,784            186,951      30,833        16.5
    Intersegment                                                  2,755              3,864      -1,109       -28.7
    Total                                                       220,539            190,815      29,724        15.6
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                            222,772            187,424      35,348        18.9
-------------------------------------------------------------------------------------------------------------------
  Operating income                                               -2,233              3,391      -5,624           -
        Operating income on sales in other businesses (%)          -1.0                1.8
-------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
    Intersegment                                                 -2,755             -3,864       1,109           -
    Total                                                        -2,755             -3,864       1,109           -
-------------------------------------------------------------------------------------------------------------------
  Operating expenses:
    Intersegment                                                 -2,726             -3,893       1,167           -
    Corporate                                                    54,882             55,035        -153           -
    Total                                                        52,156             51,142       1,014           -
-------------------------------------------------------------------------------------------------------------------
  Operating income                                              -54,911            -55,006          95           -
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
    Unaffiliated customers                                    1,738,358          1,672,340      66,018         3.9
    Intersegment                                                      -                  -           -           -
    Total                                                     1,738,358          1,672,340      66,018         3.9
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                          1,604,704          1,542,645      62,059         4.0
-------------------------------------------------------------------------------------------------------------------
  Operating income                                              133,654            129,695       3,959         3.1
        Operating income on consolidated net sales(%)               7.7                7.8
-------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                              Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                       March 31, 2003      March 31, 2002     Change           %
-------------------------------------------------------------------------------------------------------------------
    Office Equipment                                          1,198,706          1,219,723     -21,017        -1.7
    Other Businesses                                            176,296            185,158      -8,862        -4.8
    Elimination                                                  -6,908             -6,991          83        -1.2
    Corporate assets                                            516,828            435,038      81,790        18.8
-------------------------------------------------------------------------------------------------------------------
Total                                                         1,884,922          1,832,928      51,994         2.8
-------------------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                             (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                         Year ended         Year ended
                                                       March 31, 2003     March 31, 2002      Change           %
-------------------------------------------------------------------------------------------------------------------
    Office Equipment                                             65,720             68,513      -2,793        -4.1
    Other Businesses                                              7,213              5,633       1,580        28.0
    Corporate                                                     1,023              1,530        -507       -33.1
-------------------------------------------------------------------------------------------------------------------
Total                                                            73,956             75,676      -1,720        -2.3
-------------------------------------------------------------------------------------------------------------------

Depreciation and Amortization:                                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                         Year ended         Year ended
                                                       March 31, 2003     March 31, 2002      Change           %
-------------------------------------------------------------------------------------------------------------------
    Office Equipment                                             60,687             64,426      -3,739       -5.8
    Other Businesses                                              6,917              7,448        -531       -7.1
    Corporate                                                     1,954              1,908          46        2.4
------------------------------------------------------------------------------------------------------------------
Total                                                            69,558             73,782      -4,224       -5.7
------------------------------------------------------------------------------------------------------------------

(2) Geographic Segment Information
(Three months ended March 31, 2003 and 2002)                                                  (Millions of Yen)
---------------------------------------------------------------------------------------------------------------
                                                     Three months      Three months
                                                        ended             ended
                                                    March 31, 2003    March 31, 2002     Change            %
---------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                   249,405          249,481        -76             0.0
      Intersegment                                          83,382           78,886      4,496             5.7
      Total                                                332,787          328,367      4,420             1.3
---------------------------------------------------------------------------------------------------------------
  Operating expenses                                       310,014          301,329      8,685             2.9
---------------------------------------------------------------------------------------------------------------
  Operating income                                          22,773           27,038     -4,265           -15.8
        Operating income on sales in Japan(%)                  6.8              8.2
---------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                    86,937           94,489     -7,552            -8.0
      Intersegment                                           1,810            3,110     -1,300           -41.8
      Total                                                 88,747           97,599     -8,852            -9.1
---------------------------------------------------------------------------------------------------------------
  Operating expenses                                        83,754           89,089     -5,335            -6.0
---------------------------------------------------------------------------------------------------------------
  Operating income                                           4,993            8,510     -3,517           -41.3
        Operating income on sales in the
        Americas(%)                                            5.6              8.7
---------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                    99,704           84,293     15,411            18.3
      Intersegment                                             936              875         61             7.0
      Total                                                100,640           85,168     15,472            18.2
---------------------------------------------------------------------------------------------------------------
  Operating expenses                                        93,879           81,759     12,120            14.8
---------------------------------------------------------------------------------------------------------------
  Operating income                                           6,761            3,409      3,352            98.3
        Operating income on sales in Europe(%)                 6.7              4.0
---------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                    24,752           22,659      2,093             9.2
      Intersegment                                          18,489           15,889      2,600            16.4
      Total                                                 43,241           38,548      4,693            12.2
---------------------------------------------------------------------------------------------------------------
  Operating expenses                                        40,897           36,015      4,882            13.6
---------------------------------------------------------------------------------------------------------------
  Operating income                                           2,344            2,533       -189            -7.5
        Operating income on sales in other(%)                  5.4              6.6
---------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                        -104,617          -98,760     -5,857               -
      Total                                               -104,617          -98,760     -5,857               -
---------------------------------------------------------------------------------------------------------------
  Operating expenses:                                     -106,678          -97,332     -9,346               -
---------------------------------------------------------------------------------------------------------------
  Operating income                                           2,061           -1,428      3,489               -
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                   460,798          450,922      9,876             2.2
      Intersegment                                               -                -          -               -
      Total                                                460,798          450,922      9,876             2.2
---------------------------------------------------------------------------------------------------------------
  Operating expenses                                       421,866          410,860     11,006             2.7
---------------------------------------------------------------------------------------------------------------
  Operating income                                          38,932           40,062     -1,130            -2.8
        Operating income on consolidated net sales(%)          8.4              8.9
---------------------------------------------------------------------------------------------------------------

Identifable assets:                                                                           (Millions of Yen)
---------------------------------------------------------------------------------------------------------------
                                                   March 31, 2003   March 31, 2002      Change              %
---------------------------------------------------------------------------------------------------------------
Japan                                                    1,064,857        1,084,387    -19,530            -1.8
The Americas                                               201,359          228,743    -27,384           -12.0
Europe                                                     174,541          172,408      2,133             1.2
Other                                                       70,458           61,549      8,909            14.5
Elimination                                               -143,121         -149,197      6,076            -4.1
Corporate assets                                           516,828          435,038     81,790            18.8
---------------------------------------------------------------------------------------------------------------
Total                                                    1,884,922        1,832,928     51,994             2.8
---------------------------------------------------------------------------------------------------------------

(Full year ended March 31, 2003 and 2002)                                                        (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                        Year ended         Year ended        Change           %
                                                      March 31, 2003     March 31, 2002
------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                      954,310          938,946       15,364            1.6
      Intersegment                                            320,596          309,745       10,851            3.5
      Total                                                 1,274,906        1,248,691       26,215            2.1
------------------------------------------------------------------------------------------------------------------
  Operating expenses                                        1,188,760        1,142,522       46,238            4.0
------------------------------------------------------------------------------------------------------------------
  Operating income                                             86,146          106,169      -20,023          -18.9
      Operating income on sales in Japan(%)                       6.8              8.5
------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                      333,935          338,016       -4,081          -1.2
      Intersegment                                              5,620            8,937       -3,317         -37.1
      Total                                                   339,555          346,953       -7,398          -2.1
------------------------------------------------------------------------------------------------------------------
  Operating expenses                                          325,228          335,521      -10,293          -3.1
------------------------------------------------------------------------------------------------------------------
  Operating income                                             14,327           11,432        2,895          25.3
      Operating income on sales in the Americas(%)                4.2              3.3
------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                      352,943          309,086       43,857           14.2
      Intersegment                                              3,019            4,265       -1,246          -29.2
      Total                                                   355,962          313,351       42,611           13.6
------------------------------------------------------------------------------------------------------------------
  Operating expenses                                          337,693          301,152       36,541           12.1
------------------------------------------------------------------------------------------------------------------
  Operating income                                             18,269           12,199        6,070           49.8
      Operating income on sales in Europe(%)                      5.1              3.9
------------------------------------------------------------------------------------------------------------------
OTHER:                                                                                        -
  Net sales:
      External customers                                       97,170           86,292       10,878           12.6
      Intersegment                                             72,664           60,655       12,009           19.8
      Total                                                   169,834          146,947       22,887           15.6
------------------------------------------------------------------------------------------------------------------
  Operating expenses                                          159,864          139,874       19,990           14.3
------------------------------------------------------------------------------------------------------------------
  Operating income                                              9,970            7,073        2,897           41.0
      Operating income on sales in other(%)                       5.9              4.8
------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                           -401,899         -383,602      -18,297              -
      Total                                                  -401,899         -383,602      -18,297              -
------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                        -406,841         -376,424      -30,417              -
------------------------------------------------------------------------------------------------------------------
  Operating income                                              4,942           -7,178      -12,120              -
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                    1,738,358        1,672,340       66,018            3.9
      Intersegment                                                  -                -            -              -
      Total                                                 1,738,358        1,672,340       66,018            3.9
------------------------------------------------------------------------------------------ -----------------------
  Operating expenses                                        1,604,704        1,542,645       62,059            4.0
------------------------------------------------------------------------------------------------------------------
  Operating income                                            133,654          129,695        3,959            3.1
      Operating income on consolidated net sales(%)               7.7              7.8
------------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS:                                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                     March 31, 2003    March 31, 2002      Change             %
------------------------------------------------------------------------------------------------------------------
      Japan                                             1,064,857        1,084,387          -19,530           -1.8
      The Americas                                        201,359          228,743          -27,384          -12.0
      Europe                                              174,541          172,408            2,133            1.2
      Other                                                70,458           61,549            8,909           14.5
      Elimination                                        -143,121         -149,197            6,076           -4.1
      Corporate assets                                    516,828          435,038           81,790           18.8
------------------------------------------------------------------------------------------------------------------
Total                                                   1,884,922        1,832,928           51,994            2.8
------------------------------------------------------------------------------------------------------------------

7. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. ITEMS RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD
Consolidated subsidiaries:
13 additions including Ricoh China Co., Ltd. and Shanghai Ricoh Facsimile Co., Ltd.
10 removals including INRG Hong Kong Ltd.

Companies accounted for by the equity method:
4 additions including Tohoku Ricoh Hong Kong Co., Ltd.
16 removals including Ricoh San-ai Tourist Co., Ltd.

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)
(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain investments in debt and equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill is determined to have indefinite life are not amortized. SFAS No. 142 requires to test for impairment at least annually.

(6) Cash and Cash Equivalents

Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Cash and cash equivalents formerly included cash, negotiable certificates of deposit, time deposits with a maturity of three months or less at the date of purchase. In addition to the above, Ricoh decided to include short-term investment securities in cash equivalents which are available-for-sale at any time, present insignificant risk of changes in value as they are readily convertible into cash and have an original maturity of three months or less, such as Money Management Funds and Free Financial Funds. Ricoh believes this change is preferable, since as the Company expects to utilize such short-term investment securities more significantly in its operating cash management activities.

Accompanied by this change, Ricoh restated consolidated balance sheet and consolidated statements of cash flow for prior years. The effect of this change was to increase cash and cash equivalents by (Yen)27,664 million and to decrease equivalently Marketable securities on balance sheet as of March 31, 2002, and net cash used in investing activities increased by (Yen)15,629 million, in consolidated statements of cash flow for the year ended March 31, 2002.

(7) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

8.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) FAIR VALUE OF MARKETABLE SECURITIES
The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2003 and March 31, 2002 are as follows:

                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                   Year ended March 31, 2003
------------------------------------------------------------------------------------------------------------------
                                                                 Gross unrealized   Gross unrealized
                                                           Cost    holding gains     holding losses   Fair value
------------------------------------------------------------------------------------------------------------------
Current:
 Corporate debt securities                                    107            -             -              107
 Other                                                          -            -             -                -
------------------------------------------------------------------------------------------------------------------
                                                              107            -             -              107
------------------------------------------------------------------------------------------------------------------
Noncurrent:
 Equity securities                                          6,328        5,148           519           10,957
 Corporate debt securities                                 45,020            5           195           44,830
 Other                                                      9,459           10           654            8,815
 Nonmarketable securities (at cost)                         7,371            -             -            7,371
------------------------------------------------------------------------------------------------------------------
                                                           68,178        5,163         1,368           71,973
------------------------------------------------------------------------------------------------------------------

                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                   Year ended March 31, 2002
------------------------------------------------------------------------------------------------------------------
                                                                 Gross unrealized   Gross unrealized
                                                           Cost    holding gains     holding losses   Fair value
------------------------------------------------------------------------------------------------------------------
Current:
 Corporate debt securities                                 21,338        1,205            12           22,531
 Other                                                        404            -             -              404
------------------------------------------------------------------------------------------------------------------
                                                           21,742        1,205            12           22,935
------------------------------------------------------------------------------------------------------------------
Noncurrent:
 Equity securities                                          7,457        6,025           469           13,013
 Corporate debt securities                                     20            6             -               26
 Other                                                     10,612          205           519           10,298
 Nonmarketable securities (at cost)                         5,549            -             -            5,549
------------------------------------------------------------------------------------------------------------------
                                                           23,638        6,236           988           28,886
------------------------------------------------------------------------------------------------------------------

*...Effective from April 1, 2002, short-term investment securities, which are available-for-sale at any time, such as Money Management Funds, are included in cash equivalents. Result for prior years are restated. (See 7. Significant Accounting Policies (Consolidated) (6))

(2) PENSION AND RETIREMENT ALLOWANCES PLANS
The Company and certain of its subsidiaries have various employees pension fund ("EPF") plans covering substantially all of their employees. The discount rates and the expected long-term rate of return on plan assets of the pension plans for the years ended March 31,2003, and March 31, 2002 are as follows:

-----------------------------------------------------------------------------------------------
                                                               Year ended       Year ended
                                                             March 31, 2003   March 31, 2002
-----------------------------------------------------------------------------------------------
Actuarial assumptions:
Discount rate (%)                                               2.20-6.50        2.80-7.25
Expected long-term rate of return on plan assets (%)            1.00-8.75        1.50-9.00
-----------------------------------------------------------------------------------------------

(3) DERIVATIVE
The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2003, and March 31, 2002 are as follows:

                                                                              (Millions of yen)
----------------------------------------------------------------------------------------------
                                 Year ended March 31, 2003
----------------------------------------------------------------------------------------------
                                                                  Carrying        Estimated
                                                                   amount         Fair value
----------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                   3,985           3,985
Foreign currency contracts-net credit                                 -594            -594
Currency options-net credit                                           -466            -466
----------------------------------------------------------------------------------------------
Total                                                                2,925           2,925
----------------------------------------------------------------------------------------------

                                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------
                                 Year ended March 31, 2002
----------------------------------------------------------------------------------------------
                                                                  Carrying        Estimated
                                                                   amount         Fair value
----------------------------------------------------------------------------------------------
Interest rate swap agreements, net                                   4,081            4,081
Foreign currency contracts-net credit                               -8,304           -8,304
Currency options                                                      -314             -314
----------------------------------------------------------------------------------------------
Total                                                               -4,537           -4,537
----------------------------------------------------------------------------------------------


(4) TRANSACTIONS OF RICOH WITH AFFILIATES                      (Millions of yen)
--------------------------------------------------------------------------------
                                               March 31, 2003      March 31, 2002
--------------------------------------------------------------------------------
Account balances:
  Receivables                                           6,434              8,513
  Payables                                              1,604              2,858
--------------------------------------------------------------------------------
                                                                (Millions of yen)
--------------------------------------------------------------------------------
                                                 Year ended         Year ended
                                               March 31, 2003     March 31, 2002
--------------------------------------------------------------------------------
Transactions:
  Sales                                                26,510             25,413
  Purchases                                            19,808             15,584
  Dividend income                                       1,236              1,133
--------------------------------------------------------------------------------

(5) GOODWILL AND OTHER INTANGIBLE ASSETS

Ricoh has adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective on April 1, 2002.

Under SFAS No. 142, goodwill is no longer amortized but required to be reviewed for impairment annually or more frequently if necessary. The Company completed the impairment test for goodwill upon adoption of SFAS No.142 and at the end of its fiscal year and determined no impairment had occurred.

Reconciliation of reported net income and basic and diluted net income per share
(EPS) to the amounts adjusted for the exclusion of goodwill amortization for the years ended March 31,2003, and March 31, 2002 are as follows:

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                                 Year ended        Year ended
                                               March 31, 2003    March 31, 2002
--------------------------------------------------------------------------------
Net income:
-----------
  Basic net income, as reported                        72,513            61,614
  Add back: goodwill amortization                           -             2,514
                                               ---------------------------------
  Adjusted basic net income                            72,513            64,128

  Diluted net income, as reported                      72,599            62,001
  Add back: goodwill amortization                           -             2,514
                                               ---------------------------------
  Adjusted diluted net income                          72,599            64,515
--------------------------------------------------------------------------------
Net income per share (EPS):
---------------------------
  Basic EPS, as reported                                99.79             88.27
  Add back: goodwill amortization                           -              3.60
                                               ---------------------------------
  Adjusted basic EPS                                    99.79             91.87
  Diluted EPS, as reported                              96.81             82.46
  Add back: goodwill amortization                           -              3.34
                                               ---------------------------------
  Adjusted diluted EPS                                  96.81             85.80
--------------------------------------------------------------------------------

(6) SUBSEQUENT EVENTS

Wholly owned share of TOHOKU RICOH CO., LTD.

The Company and Tohoku Ricoh Co., Ltd. (Tohoku Ricoh) agreed at their respective boards of directors held on December 17, 2002, the Company making Tohoku Ricoh a wholly owned subsidiary through share exchange, and its share exchange contracts were executed.

The share exchange was made in accordance with the provision of Paragraph 1 of
Article 358 (Simplified Share Exchange) of the Commercial Code of Japan, effective on April 1, 2003. The allocation ratio was 0.345 shares of Ricoh stock per share of Tohoku Ricoh stock. Ricoh's treasury stock purchased prior to this transaction was used for the shares to be allocated for this share exchange, in accordance with Article 210 of the Commercial Code of Japan.

Tohoku Ricoh, the Company's consolidated subsidiary already, is a manufacturing and sales company of Ricoh's office equipments and related supplies. The purpose of this share exchange is to enhance competitiveness in their industry, through the integration of both companies' development, design and production functions under the standardized strategies.

No significant material effects to Ricoh's consolidated financial position and performance is expected by this execution of the share exchange.

-APPENDIX A- (Year ended March 31, 2003)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

                                                                                                        (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                   1Q    Change(%)  2Q    Change(%)  3Q     Change(%)    4Q     Change(%)
-------------------------------------------------------------------------------------------------------------------------
Net sales                                           428.2      4.0   428.5      5.0   420.7       4.8    460.7        2.2
Gross profit                                        186.4      7.2   174.1      3.7   184.9       6.5    199.7        8.3
Operating income                                     35.9     13.6    25.4    -10.2    33.3      12.3     38.9       -2.8
Income before income taxes                           32.2     18.7    23.4     -7.7    29.9      15.9     37.8        6.3
Net income                                           19.5     31.2    14.0      3.5    17.8      19.5     21.1       15.7
-------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                          26.85        -   19.26        -   24.51         -    29.17          -
-------------------------------------------------------------------------------------------------------------------------
Net income per share-diluted (yen)                  26.01        -   18.67        -   23.74         -    28.39          -
-------------------------------------------------------------------------------------------------------------------------
Total assets                                      1,821.9        - 1,826.3        - 1,807.2         -  1,884.9          -
Shareholders' equity                                648.3        -   663.6        -   671.1         -    657.5          -
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)               891.78        -  912.98        -  925.98         -   885.41          -
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                 54.3        -    44.7        -    13.0         -     73.5          -
Cash flows from investing activities                -15.4        -   -17.9        -   -43.3         -    -21.5          -
Cash flows from financing activities                 -3.7        -   -12.7        -    -9.6         -    -40.9          -
Cash and cash equivalents at end of period          203.0        -   217.4        -   177.5         -    189.2          -
-------------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                                               (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                   1Q               2Q               3Q                  4Q
-------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 17.6             20.8             16.7               18.8
Depreciation for tangible fixed assets               16.9             16.9             17.5               18.1
-------------------------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                                    (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                   1Q               2Q               3Q                  4Q
-------------------------------------------------------------------------------------------------------------------------
R&D expenditures                                     18.4             21.7             20.8               22.4
R&D expenditures / Total Sales (%)                    4.3              5.1              5.0                4.9
-------------------------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                                      (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                   1Q               2Q               3Q                  4Q
-------------------------------------------------------------------------------------------------------------------------
Interest income (expenses) net                       -0.7             -1.2             -0.6               -0.3
-------------------------------------------------------------------------------------------------------------------------

(5) Exchange Rate
-------------------------------------------------------------------------------------------------------------------------
                                                   1Q               2Q               3Q                  4Q
-------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                            127.01           119.19           122.59              119.04
Exchange rate (Yen/EURO)                           116.56           117.34           122.59              127.63
-------------------------------------------------------------------------------------------------------------------------

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY
(Three months ended March 31, 2003 and 2002)                                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                            Three months ended  Three months ended                    Change excluding
                                               March 31, '03        March 31, '02    Change     %      exchange impact    %
-------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
 Digital Imaging Systems                              166,111          180,519       -14,408    -8.0         -12,581       -7.0
   Percentage of net sales (%)                           36.0             40.0
     Domestic                                          66,170           72,674        -6,504    -8.9          -6,504       -8.9
     Overseas                                          99,941          107,845        -7,904    -7.3          -6,077       -5.6
 Other Imaging Systems                                 54,917           66,107       -11,190   -16.9         -10,673      -16.1
   Percentage of net sales (%)                           12.0             14.7
     Domestic                                          18,822           21,328        -2,506   -11.7          -2,506      -11.7
     Overseas                                          36,095           44,779        -8,684   -19.4          -8,167      -18.2
Total Imaging Solutions                               221,028          246,626       -25,598   -10.4         -23,254       -9.4
   Percentage of net sales (%)                           48.0             54.7
 Domestic                                              84,992           94,002        -9,010    -9.6          -9,010       -9.6
 Overseas                                             136,036          152,624       -16,588   -10.9         -14,244       -9.3
-------------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
 Printing Systems                                     116,450           80,228        36,222    45.1          36,194       45.1
   Percentage of net sales (%)                           25.3             17.8
     Domestic                                          51,043           40,087        10,956    27.3          10,956       27.3
     Overseas                                          65,407           40,141        25,266    62.9          25,238       62.9
Other Input/Output Systems                             10,565           12,484        -1,919   -15.4          -1,985      -15.9
   Percentage of net sales (%)                            2.3              2.7
     Domestic                                           1,868            3,641        -1,773   -48.7          -1,773      -48.7
     Overseas                                           8,697            8,843          -146    -1.7            -212       -2.4
Total Networking input/output systems                 127,015           92,712        34,303    37.0          34,209       36.9
   Percentage of net sales (%)                           27.6             20.5
 Domestic                                              52,911           43,728         9,183    21.0           9,183       21.0
 Overseas                                              74,104           48,984        25,120    51.3          25,026       51.1
-------------------------------------------------------------------------------------------------------------------------------
Network system solutions                               57,357           58,958        -1,601    -2.7          -1,580       -2.7
   Percentage of net sales (%)                           12.4             13.1
 Domestic                                              56,795           58,296        -1,501    -2.6          -1,501       -2.6
 Overseas                                                 562              662          -100   -15.1             -79      -11.9
-------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                405,400          398,296         7,104     1.8           9,375        2.4
   Percentage of net sales (%)                           88.0             88.3
 Domestic                                             194,698          196,026        -1,328    -0.7          -1,328       -0.7
 Overseas                                             210,702          202,270         8,432     4.2          10,703        5.3
   The Americas                                        88,937           96,137        -7,200    -7.5           1,863        1.9
   Europe                                              98,309           84,908        13,401    15.8           5,842        6.9
   Other                                               23,456           21,225         2,231    10.5           2,998       14.1
-------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                       55,398           52,626         2,772     5.3           2,620        5.0
   Percentage of net sales (%)                           12.0             11.7
 Domestic                                              41,552           42,118          -566    -1.3            -566       -1.3
 Overseas                                              13,846           10,508         3,338    31.8           3,186       30.3
   The Americas                                           393              369            24     6.5              60       16.3
   Europe                                               1,618              420         1,198   285.2           1,066      253.8
   Other                                               11,835            9,719         2,116    21.8           2,060       21.2
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                           460,798          450,922         9,876     2.2          11,995        2.7
   Percentage of net sales (%)                          100.0            100.0
 Domestic                                             236,250          238,144        -1,894    -0.8          -1,894       -0.8
   Percentage of net sales (%)                           51.3             52.8
 Overseas                                             224,548          212,778        11,770     5.5          13,889        6.5
   Percentage of net sales (%)                           48.7             47.2
     The Americas                                      89,330           96,506        -7,176    -7.4           1,923        2.0
      Percentage of net sales (%)                        19.4             21.4
     Europe                                            99,927           85,328        14,599    17.1           6,908        8.1
      Percentage of net sales (%)                        21.7             18.9
     Other                                             35,291           30,944         4,347    14.0           5,058       16.3
      Percentage of net sales (%)                         7.6              6.9
-------------------------------------------------------------------------------------------------------------------------------

Each category includes the following product line:
Digital Imaging Systems      Digital PPCs, color PPCs, digital duplicators and
                             facsimile machines
Other Imaging Systems        Analog PPCs, diazo copiers, and thermal paper
Printing Systems             MFPs(multifunctional printers), laser printers and
                             software
Other Input/Output Systems   Optical discs and system scanners
Network System Solutions     Personal computers, PC servers, network systems and
                             network related software
Other Businesses             Optical equipments, measuring equipments and
                             semiconductors

         Reference:   Three months ended   Three months ended
      Exchange rate    March 31, 2003       March 31, 2002         Change
        US$ 1           (Yen) 119.04          (Yen) 132.50      (Yen) -13.46
       EURO 1           (Yen) 127.63          (Yen) 116.21       (Yen) 11.42

                                      A2

(Full year ended March 31, 2003 and 2002)                                                                      (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                Year ended         Year ended       Change      %       Change excluding   %
                                               March 31, `03     March 31, `02                          exchange impact
---------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
  Digital Imaging Systems                            626,967           654,425     -27,458     -4.2          -34,787      -5.3
   Percentage of net sales (%)                          36.1              39.1
     Domestic                                        265,654           294,827     -29,173     -9.9          -29,173      -9.9
     Overseas                                        361,313           359,598       1,715      0.5           -5,614      -1.6
  Other Imaging Systems                              232,746           279,755     -47,009    -16.8          -51,083     -18.3
   Percentage of net sales (%)                          13.4              16.7
     Domestic                                         80,520            97,356     -16,836    -17.3          -16,836     -17.3
     Overseas                                        152,226           182,399     -30,173    -16.5          -34,247     -18.8
Total Imaging Solutions                              859,713           934,180     -74,467     -8.0          -85,870      -9.2
   Percentage of net sales (%)                          49.5              55.8
 Domestic                                            346,174           392,183     -46,009    -11.7          -46,009     -11.7
 Overseas                                            513,539           541,997     -28,458     -5.3          -39,861      -7.4
--------------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
 Printing Systems                                    408,830           299,231     109,599     36.6          102,441      34.2
   Percentage of net sales (%)                          23.5              17.9
     Domestic                                        177,510           141,273      36,237     25.7           36,237      25.7
     Overseas                                        231,320           157,958      73,362     46.4           66,204      41.9
  Other Input/Output Systems                          54,549            45,016       9,533     21.2            9,077      20.2
   Percentage of net sales (%)                           3.2               2.7
     Domestic                                         10,100            14,966      -4,866    -32.5           -4,866     -32.5
     Overseas                                         44,449            30,050      14,399     47.9           13,943      46.4
Total Networking input/output systems                463,379           344,247     119,132     34.6          111,518      32.4
   Percentage of net sales (%)                          26.7              20.6
 Domestic                                            187,610           156,239      31,371     20.1           31,371      20.1
 Overseas                                            275,769           188,008      87,761     46.7           80,147      42.6
---------------------------------------------------------------------------------------------------------------------------------
Network system solutions                             197,482           206,962      -9,480     -4.6           -9,552      -4.6
   Percentage of net sales (%)                          11.3              12.4
 Domestic                                            194,873           204,631      -9,758     -4.8           -9,758      -4.8
 Overseas                                              2,609             2,331         278     11.9              206       8.8
---------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                             1,520,574         1,485,389      35,185      2.4           16,096       1.1
   Percentage of net sales (%)                          87.5              88.8
 Domestic                                            728,657           753,053     -24,396     -3.2          -24,396      -3.2
 Overseas                                            791,917           732,336      59,581      8.1           40,492       5.5
     The Americas                                    342,568           340,260       2,308      0.7           10,873       3.2
     Europe                                          349,577           308,450      41,127     13.3           14,450       4.7
     Other                                            99,772            83,626      16,146     19.3           15,169      18.1
---------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                     217,784           186,951      30,833     16.5           29,508      15.8
   Percentage of net sales (%)                          12.5              11.2
 Domestic                                            167,365           149,602      17,763     11.9           17,763      11.9
 Overseas                                             50,419            37,349      13,070     35.0           11,745      31.4
   The Americas                                        1,372             1,487        -115     -7.7              -81      -5.4
   Europe                                              4,900             2,862       2,038     71.2            1,700      59.4
   Other                                              44,147            33,000      11,147     33.8           10,126      30.7
---------------------------------------------------------------------------------------------------------------------------------
Grand Total                                        1,738,358         1,672,340      66,018      3.9           45,604       2.7
   Percentage of net sales (%)                         100.0             100.0
 Domestic                                            896,022           902,655      -6,633     -0.7           -6,633      -0.7
   Percentage of net sales (%)                          51.5              54.0
 Overseas                                            842,336           769,685      72,651      9.4           52,237       6.8
   Percentage of net sales (%)                          48.5              46.0
    The Americas                                     343,940           341,747       2,193      0.6           10,792       3.2
     Percentage of net sales (%)                        19.8              20.4
    Europe                                           354,477           311,312      43,165     13.9           16,150       5.2
     Percentage of net sales (%)                        20.4              18.6
    Other                                            143,919           116,626      27,293     23.4           25,295      21.7
     Percentage of net sales (%)                         8.3               7.0
---------------------------------------------------------------------------------------------------------------------------------

Each category includes the following product line:

Digital Imaging Systems       Digital PPCs, color PPCs, digital duplicators and
                              facsimile machines
Other Imaging Systems         Analog PPCs, diazo copiers, and thermal paper
Printing Systems              MFPs(multifunctional printers), laser printers and
                              software
Other Input/Output Systems    Optical discs and system scanners
Network System Solutions      Personal computers, PC servers, network systems
                              and network related software
Other Businesses              Optical equipments, measuring equipments and
                              semiconductors

        Reference:              Year ended         Year ended           Change
      Exchange rate           March 31, 2003     March 31, 2002
          US$ 1                (Yen) 121.96       (Yen) 125.10       (Yen) -3.14
          EURO 1               (Yen) 121.00       (Yen) 110.60       (Yen) 10.40

                                       A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                           Year ended March 31,2004             Half year ended September 30,2003
                                                           ------------------------             ---------------------------------
                                      Year ended              Change                 Change              Change               Change
                                      Mar.31,'03   Forecast      %     Forecast(*)      %     Forecast      %    Forecast(*)     %
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
 Digital Imaging Systems                  626.9      569.5      -9.2       573.5      -8.5     286.0     -7.6       287.0     -7.2
  Percentage of net sales (%)
   Domestic                               265.6      240.0      -9.7       240.0      -9.7     125.0     -8.0       125.0     -8.0
   Overseas                               361.3      329.5      -8.8       333.5      -7.7     161.0     -7.2       162.0     -6.6
 Other Imaging Systems                    232.7      191.0     -17.9       192.5     -17.3      99.5    -17.8       100.0    -17.3
  Percentage of net sales (%)                                    0.0                   0.0                0.0                  0.0
   Domestic                                80.5       68.0     -15.5        68.0     -15.5      34.0    -17.0        34.0    -17.0
   Overseas                               152.2      123.0     -19.2       124.5     -18.2      65.5    -18.1        66.0    -17.5
Total Imaging Solutions                   859.7      760.5     -11.5       766.0     -10.9     385.5    -10.4       387.0    -10.1
  Percentage of net sales (%)                                    0.0                   0.0                0.0                  0.0
   Domestic                               346.1      308.0     -11.0       308.0     -11.0     159.0    -10.1       159.0    -10.1
   Overseas                               513.5      452.5     -11.9       458.0     -10.8     226.5    -10.7       228.0    -10.1
------------------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
  Printing Systems                        408.8      555.0      35.8       559.0      36.7     261.0     37.8       261.6     38.1
     Domestic                             177.5      232.0      30.7       232.0      30.7     109.0     32.9       109.0     32.9
     Overseas                             231.3      323.0      39.6       327.0      41.4     152.0     41.5       152.6     42.1
  Other Input/Output Systems               54.5       69.5      27.4        70.5      29.2      38.0     28.7        38.2     29.3
     Domestic                              10.1       12.0      18.8        12.0      18.8       7.0     17.5         7.0     17.5
     Overseas                              44.4       57.5      29.4        58.5      31.6      31.0     31.5        31.2     32.3
Total Networking input/output systems     463.3      624.5      34.8       629.5      35.8     299.0     36.6       299.8     36.9
  Domestic                                187.6      244.0      30.1       244.0      30.1     116.0     31.9       116.0     31.9
  Overseas                                275.7      380.5      38.0       385.5      39.8     183.0     39.7       183.8     40.3
------------------------------------------------------------------------------------------------------------------------------------
Network system solutions                  197.4      195.0      -1.3       195.0      -1.3      98.5     -1.6        98.5     -1.6
  Domestic                                194.8      192.0      -1.5       192.0      -1.5      97.0     -1.8        97.0     -1.8
  Overseas                                  2.6        3.0      15.0         3.0      15.0       1.5     15.6         1.5     15.6
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                  1,520.5    1,580.0       3.9     1,590.5       4.6     783.0      4.5       785.3      4.8
  Domestic                                728.6      744.0       2.1       744.0       2.1     372.0      2.3       372.0      2.3
  Overseas                                791.9      836.0       5.6       846.5       6.9     411.0      6.5       413.3      7.1
      The Americas                        342.5      346.7       1.2       352.5       2.9     170.6      0.4       175.0      3.0
      Europe                              349.5      369.0       5.6       372.5       6.6     181.1     10.1       176.5      7.3
      Other                                99.7      120.3      20.6       121.5      21.8      59.3     15.3        61.8     20.1
------------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)

Other Businesses                          217.7      225.0       3.3       226.0       3.8     112.0      4.2       112.1      4.3
  Domestic                                167.3      168.0       0.4       168.0       0.4      87.0      1.1        87.0      1.1
  Overseas                                 50.4       57.0      13.1        58.0      15.0      25.0     16.6        25.1     17.0
      The Americas                          1.3        1.3      -5.2         1.5       9.3       0.4    -20.9         0.5     -1.2
      Europe                                4.9        8.0      63.3         7.5      53.1       2.9     66.9         2.9     66.9
      Other                                44.1       47.7       8.0        49.0      11.0      21.7     13.0        21.7     13.0
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                             1,738.3    1,805.0       3.8     1,816.5       4.5     895.0      4.5       897.4      4.7
  Domestic                                896.0      912.0       1.8       912.0       1.8     459.0      2.1       459.0      2.1
  Overseas                                842.3      893.0       6.0       904.5       7.4     436.0      7.1       438.4      7.6
      The Americas                        343.9      348.0       1.2       354.0       2.9     171.0      0.3       175.5      3.0
      Europe                              354.4      377.0       6.4       380.0       7.2     184.0     10.7       179.4      8.0
      Other                               143.9      168.0      16.7       170.5      18.5      81.0     14.7        83.5     18.2
------------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact
Each category includes the following product line:
Digital Imaging Systems          Digital PPCs, color PPCs, digital duplicators
                                 and facsimile machines
Other Imaging Systems            Analog PPCs, diazo copiers, and thermal paper
Printing Systems                 MFPs(multifunctional printers), laser printers
                                 and software
Other Input/Output Systems       Optical discs and system scanners
Network System Solutions         Personal computers, PC servers, network systems
                                 and network related software
Other Businesses                 Optical equipments, measuring equipments and
                                 semiconductors

                Reference:        Year ended Mar. 31, `03   Year ended Mar. 31, `04   Half year ended Sept. 30, `03
              Exchange rate                                        (Forecast)                  (Forecast)
                  US$ 1                  (Yen) 121.96             (Yen) 120.00                (Yen) 120.00
                  EURO 1                 (Yen) 121.00             (Yen) 120.00                (Yen) 120.00

                                       A4

-APPENDIX B-

[SCHEDULE 1] CONSOLIDATED PERFORMANCE
----------------------------------------------------------------------------------------------------------------------
                                                        Fiscal year ended    Fiscal year ended    Fiscal year ended
                                                           March, 1999          March, 2000          March, 2001
----------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                       1,425.9              1,447.1              1,538.2
Net income (Billions of yen)                                         30.6                 41.9                 53.2
Return on equity (%)                                                  6.4                  8.1                  9.7
Return on assets (%)                                                  3.2                  4.4                  6.0
Net income per share (Yen)                                          44.33                60.61                76.85
----------------------------------------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE
----------------------------------------------------------------------------------------------------------------------
                                                        Fiscal year ended    Fiscal year ended    Fiscal year ended
                                                           March, 1999          March, 2000          March, 2001
----------------------------------------------------------------------------------------------------------------------
Imaging solutions (Billions of yen)                                 954.3                898.0                867.0
Networking I/O systems (Billions of yen)                            128.3                173.1                261.8
Network system solutions (Billions of yen)                          168.2                181.9                209.5
Other Businesses (Billions of yen)                                  175.0                194.0                199.8
----------------------------------------------------------------------------------------------------------------------
Imaging solutions (%)                                                66.9                 62.0                 56.4
Networking I/O systems (%)                                            9.0                 12.0                 17.0
Network system solutions (%)                                         11.8                 12.6                 13.6
Other Businesses (%)                                                 12.3                 13.4                 13.0
Total                                                               100.0                100.0                100.0
----------------------------------------------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA
----------------------------------------------------------------------------------------------------------------------
                                                        Fiscal year ended    Fiscal year ended    Fiscal year ended
                                                           March, 1999          March, 2000          March, 2001
----------------------------------------------------------------------------------------------------------------------
Japan (Billions of yen)                                             820.9                873.1                930.4
The Americas (Billions of yen)                                      239.6                231.1                252.6
Europe (Billions of yen)                                            283.3                258.5                247.4
Others (Billions of yen)                                             82.0                 84.3                107.6
----------------------------------------------------------------------------------------------------------------------
Japan (%)                                                            57.5                 60.3                 60.5
The Americas (%)                                                     16.8                 16.0                 16.4
Europe (%)                                                           19.9                 17.9                 16.1
Others (%)                                                            5.8                  5.8                  7.0
Total                                                               100.0                100.0                100.0
----------------------------------------------------------------------------------------------------------------------

[SCHEDULE 4] GEOGRAPHIC SEGMENT INFORMATION
----------------------------------------------------------------------------------------------------------------------
Japan                                                   Fiscal year ended    Fiscal year ended    Fiscal year ended
                                                           March, 1999          March, 2000          March, 2001
----------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                       1,071.0              1,145.7              1,233.9
Operating income (Billions of yen)                                   50.5                 62.5                 83.5
Operating income on net sales (%)                                     4.7                  5.5                  6.8
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
The Americas                                            Fiscal year ended    Fiscal year ended    Fiscal year ended
                                                           March, 1999          March, 2000          March, 2001
----------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                         245.4                236.4                256.4
Operating income (Billions of yen)                                   12.1                 10.2                  8.9
Operating income on net sales (%)                                    4.9%                 4.3%                 3.5%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Europe                                                  Fiscal year ended    Fiscal year ended    Fiscal year ended
                                                           March, 1999          March, 2000          March, 2001
----------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                         296.1                268.9                257.7
Operating income (Billions of yen)                                   12.3                 13.2                 11.2
Operating income on net sales (%)                                     4.2%                 4.9%                 4.4%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Others                                                  Fiscal year ended    Fiscal year ended    Fiscal year ended
                                                           March, 1999          March, 2000          March, 2001
----------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                         106.9                101.0                117.1
Operating income (Billions of yen)                                    3.2                  5.2                  6.1
Operating income on net sales (%)                                     3.0%                 5.2%                 5.3%
----------------------------------------------------------------------------------------------------------------------

[SCHEDULE 1] CONSOLIDATED PERFORMANCE
------------------------------------------------------------------------------------------------
                                                        Fiscal year ended     Fiscal year ended
                                                           March, 2002           March, 2003
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                       1,672.3               1,738.3
Net income (Billions of yen)                                         61.6                  72.5
Return on equity (%)                                                 10.4                  11.2
Return on assets (%)                                                  6.4                   6.6
Net income per share (Yen)                                          88.27                 99.79
------------------------------------------------------------------------------------------------


[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE
------------------------------------------------------------------------------------------------
                                                        Fiscal year ended    Fiscal year ended
                                                           March, 2002          March, 2003
------------------------------------------------------------------------------------------------
Imaging solutions (Billions of yen)                                 934.1                 859.7
Networking I/O systems (Billions of yen)                            344.2                 463.3
Network system solutions (Billions of yen)                          206.9                 197.4
Other Businesses (Billions of yen)                                  186.9                 217.7
------------------------------------------------------------------------------------------------
Imaging solutions (%)                                                55.8                  49.5
Networking I/O systems (%)                                           20.6                  26.7
Network system solutions (%)                                         12.4                  11.3
Other Businesses (%)                                                 11.2                  12.5
Total                                                               100.0                 100.0
------------------------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA
------------------------------------------------------------------------------------------------
                                                        Fiscal year ended      Fiscal year ended
                                                           March, 2002            March, 2003
------------------------------------------------------------------------------------------------
Japan (Billions of yen)                                             902.6                 896.0
The Americas (Billions of yen)                                      341.7                 343.9
Europe (Billions of yen)                                            311.3                 354.4
Others (Billions of yen)                                            116.6                 143.9
------------------------------------------------------------------------------------------------
Japan (%)                                                            54.0                  51.5
The Americas (%)                                                     20.4                  19.8
Europe (%)                                                           18.6                  20.4
Others (%)                                                            7.0                   8.3
Total                                                               100.0                 100.0
------------------------------------------------------------------------------------------------

[SCHEDULE 4] GEOGRAPHIC SEGMENT INFORMATION
------------------------------------------------------------------------------------------------
Japan                                                   Fiscal year ended      Fiscal year ended
                                                           March, 2002            March, 2003
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                       1,248.6               1,274.9
Operating income (Billions of yen)                                  106.1                  86.1
Operating income on net sales (%)                                     8.5                   6.8
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
The Americas                                            Fiscal year ended      Fiscal year ended
                                                           March, 2002            March, 2003
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                         346.9                 339.5
Operating income (Billions of yen)                                   11.4                  14.3
Operating income on net sales (%)                                    3.3%                  4.2%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Europe                                                  Fiscal year ended      Fiscal year ended
                                                           March, 2002            March, 2003
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                         313.3                 355.9
Operating income (Billions of yen)                                   12.1                  18.2
Operating income on net sales (%)                                     3.9%                  5.1%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Others                                                  Fiscal year ended      Fiscal year ended
                                                           March, 2002            March, 2003
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                                         146.9                 169.8
Operating income (Billions of yen)                                    7.0                   9.9
Operating income on net sales (%)                                     4.8%                  5.9%
------------------------------------------------------------------------------------------------

                                       A5